Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 42-99 of CIBC’s 2004 Annual Accountability Report

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and auditors’ reports included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 27 to the consolidated financial statements. This MD&A is current as of December 1, 2004. Additional information relating to CIBC is available on SEDAR at www.sedar.com. No information on CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and consolidated financial statements is provided on pages 194 to 195 of this Annual Accountability Report.

Management’s Discussion and Analysis

Management’s discussion and analysis of CIBC’s 2004 results and operations is organized into four sections:

OVERVIEW

To facilitate an understanding of CIBC’s 2004 results, this section presents an executive overview that includes key business themes. It also discusses controls and procedures, critical accounting policies and estimates, employee future benefit assumptions, how CIBC reports, and non-GAAP measures, and provides a review of results of operations and financial position.

43	Executive Overview
46	Controls and Procedures
46	Critical Accounting Policies and Estimates
50	Employee Future Benefit Assumptions
51	How CIBC Reports
52	Non-GAAP Measures
55	Review of Results of Operations and Financial Position

BUSINESS LINE REVIEW AND FUNCTIONAL GROUPS

This section reviews CIBC’s business lines. Business line profiles and strategies are outlined, as are the operating highlights for the year and the outlook for 2005. In addition, a review of the financial results is presented. This section also provides a description of the functional groups, which provide support services to the business lines.

63	CIBC Retail Markets
66	CIBC Wealth Management
69	CIBC World Markets
72	Corporate and Other
73	Review of 2003 Financial Performance
75	Functional Groups

MANAGEMENT OF RISK

This section discusses how CIBC manages risks and capital resources.

76	Overview
77	Management of Credit Risk
81	Management of Market Risk
86	Management of Operational Risk
87	Management of Liquidity, Off-balance Sheet Arrangements, Contractual Obligations and Capital Resources
94	Basel II Capital Accord

BUSINESS ENVIRONMENT AND OTHER

This section provides an economic review of 2004 and the outlook for 2005, as well as an overview of the regulatory environment in which CIBC operates. Also included are recent accounting and reporting developments, and other matters.

95	Economic
96	Regulatory
97	Other

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Accountability Report contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Accountability Report.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

OVERVIEW

EXECUTIVE OVERVIEW

CIBC is a leading North American financial institution with assets of $278.8 billion, market capitalization of $25.7 billion and a Tier 1 capital ratio of 10.5% at year-end. CIBC provides financial services to retail, small business, and corporate and institutional clients.

FINANCIAL PERFORMANCE

$ millions, except per share amounts, as at or for the years ended October 31	2004	2003	2002
Total revenue	$11,883	$11,576	$11,041
Net income	2,199	2,063	653
Earnings per share — basic	5.60	5.21	1.37
— diluted	5.53	5.18	1.35
Dividends per share	2.20	1.64	1.60
Total assets	278,764	277,147	273,293
Return on equity	18.7%	19.2%	5.1%
Efficiency ratio	69.4%	70.2%	82.7%
Total shareholder return	28.9%	57.8%	(17.9)%
Share price	73.90	59.21	38.75

Tier 1 capital ratio	10.5%	10.8%	8.7%
Total capital ratio	12.8%	13.0%	11.3%

CIBC’s results benefited from the continuing expansion of the North American economy in 2004. Interest rates remained low by historical standards, driving strong growth in consumer credit and personal deposits, but narrowing deposit spreads. Increased investor confidence also led to an improvement in the Canadian equity markets, with higher trading volumes and asset values generating higher fees. Improved credit markets, driven by stronger corporate profits, led to a lower provision for credit losses.

     Net income for the year was $2,199 million, up $136 million from 2003. The increase in net income arose from a lower provision for credit losses due to a combination of favourable market conditions and our ongoing commitment to reduce risk, higher merchant banking gains net of write-downs, higher gains on loans held for sale, and an income tax recovery of $85 million related to the resolution of various income tax audits. This was partially offset by a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters.

     The prior year included a recovery and interest on overpayment of income taxes, net of a valuation allowance related to the U.S. future income tax asset, of $475 million after-tax. The prior year also included losses of $251 million ($152 million after-tax) in loans held for sale, a $128 million ($81 million after-tax) write-down related to the Air Canada contract and a $109 million ($87 million after-tax) provision for CIBC’s Enron settlement with the U.S. Securities and Exchange Commission (SEC), which was paid in 2004, as discussed in Contingent liabilities in the Significant events section.

     Diluted earnings per share (EPS) and return on equity (ROE) for the year were $5.53 and 18.7%, respectively, compared with $5.18 and 19.2% for 2003.

     Our total regulatory capital was $14.9 billion as at October 31, 2004, down $0.3 billion from 2003, reflecting the net effect of capital generated from operations, dividends paid, common share repurchases, shares issued pursuant to stock option plans, preferred share and subordinated indebtedness issuance and redemptions, and foreign currency translation adjustments. Our Tier 1 and total capital ratios were 10.5% and 12.8%, respectively, compared with 10.8% and 13.0% in 2003.

     Our common share price was $73.90 as at October 31, 2004, compared with $59.21 at the end of 2003. Dividends of $0.60 per share in the fourth quarter of 2004 imply an annual dividend of $2.40 and a dividend yield of 3.25%, based on the closing share price for the year. From the end of 2003, we increased our quarterly common share dividend from $0.41 per share to $0.60 per share. Book value per common share was $29.92, up from $28.78 in 2003.

     CIBC’s total shareholder return for 2004 of 28.9% compared favourably with the total return of 16.1% for the S&P/TSX Composite Index.

Summary of segmented results

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets, which are supported by five functional groups included in Corporate and Other.

CIBC Retail Markets

Net income was up $180 million (20.9%) from 2003, which included an $81 million after-tax write-down related to the Air Canada contract. The strong economy and low interest rates led to higher volumes in all product areas and higher transaction-based fee income, partially offset by lower spreads. The current year also included a $32 million after-tax recovery related to the Air Canada contract. The provision for credit losses increased as a result of both higher loss ratios and volume growth in our personal and small business lending portfolios.

CIBC Wealth Management

Net income was up $36 million (9.8%) from 2003, primarily due to improved performance in Canadian retail brokerage, and investment product sales in the branch-based network, helped by improved market conditions. This was partially offset by higher revenue-related compensation, legal provisions, and lower spreads.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CIBC World Markets

Net income was up $311 million (83.4%) from 2003, primarily due to a net recovery of credit losses and higher revenue, partially offset by a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters. Revenue increased as a result of higher merchant banking gains net of write-downs and gains on loans held for sale, partially offset by lower investment banking and credit products, and capital markets revenue.

2004 net income

Corporate and Other

Net income was down $391 million (84.8%) from 2003, which included higher income tax recoveries, and a higher reversal of the general allowance for credit losses. Expenses related to infrastructure projects increased, including those related to governance.

Net income
($ millions)

Business themes

At CIBC, our goal is to consistently deliver superior shareholder returns by investing in businesses that will generate sustainable growth and by prudently managing our risk levels. To that end, in 2002, we set four clear strategies: reduce risk, shift the business mix, improve productivity and grow core businesses.

Reducing risk

In the second quarter of 2002, we set out to reduce the credit risk in our corporate loan portfolios, with a target to reduce the economic capital allocated to large corporate loans by one-third. In 2003, $2.1 billion of business and government loans were identified and transferred to loans held for sale, the disposition of which is substantially complete. Through this and other initiatives, we have reduced credit risk capital associated with large corporate loans by 69.3% from the second quarter of 2002. In addition, we have kept market risk at historical lows.

     Also in 2002, we established an objective to reduce the carrying value of our merchant banking portfolio by one-third. By the end of 2004, we had reduced it by 38.5%, a full year in advance of our target date of the end of 2005.

     We have always sought to attain the highest levels of ethical and governance practices, and this imperative has assumed even greater importance over the past few years. In 2004, we continued to invest in enhancements to our governance and controls. We believe we now have one of the strongest reputation and legal risk management frameworks in North America, with ongoing investments planned for 2005. Preserving a solid capital position is a core CIBC objective. For the past two years, CIBC has maintained particularly high capital ratios and closed the year with a Tier 1 ratio of 10.5%, well above our stated minimum target. Strong financial performance and capital strength have enabled us to reward our shareholders. Since the beginning of 2000, we have returned $6.5 billion to our common shareholders through dividends and share repurchases. In 2004, we repurchased 18.4 million shares and increased dividends paid per common share by 34.1%.

Shifting the business mix

Another key priority for CIBC in 2004 was to shift our business mix in favour of consumer businesses (which comprise CIBC Retail Markets, CIBC Wealth Management and commercial banking). By the end of 2004, 72% of our economic capital(1) supported these businesses, an increase from 64% at the end of 2003, exceeding our target of 70%.

(1)	For additional information, see the Non-GAAP measures section.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Improving productivity

CIBC’s objective is to achieve a sustained reduction in expenses, without compromising investments in client, employee and governance initiatives. Improving productivity will require ongoing revenue growth initiatives (discussed below) while containing our cost base. Examples of expense initiatives underway include: improving our procurement practices, negotiating better supplier contracts, introducing online tools to reduce paper usage and implementing other general process efficiencies. While our efficiency ratio decreased to 69.4% from 70.2% in 2003 and 82.7% in 2002, we recognize that ongoing efforts are still required.

Growing core businesses

In CIBC Retail Markets, our goal is to put our clients first and to improve productivity. We have continued to upgrade our distribution network with renovations and remerchandising, transforming four branches into flagship branches and opening seven new flagships in 2004. These new flagship branches feature leading-edge technology and modern design, which improve both service and efficiency for our clients and employees. We have also continued to invest in training and technology, while improving processes to free up administrative hours in our branches. CIBC continues to have particular strengths in mortgages and cards businesses. Market share in residential mortgages has increased 158 basis points over the past three years, and we continue to be #1 in Canada in market share for credit card purchase volumes and outstanding balances.

     In CIBC Wealth Management, our strategy is to achieve leadership in advice-based distribution, complemented by strength in product development and packaging, as well as building scale to maximize market share and achieve cost efficiencies. The foundation of our strategy is distribution. Our focus on advice-based distribution is reflected in the growth of our advisory sales force to more than 2,600 fully licensed, accredited advisors. We meet the diverse needs of clients through four distribution businesses: our branch-based offer, CIBC Imperial Service; CIBC Wood Gundy, providing full-service brokerage; CIBC Private Wealth Management, for high net worth clients; and, our online brokerage, CIBC Investor’s Edge. CIBC Wealth Management provides advice on a wide range of financial products and services, both proprietary and non-proprietary, including mutual funds, managed solutions and fixed-term. We have the largest separately managed wrap program and the #1 mutual fund wrap, and CIBC is the third largest mutual fund provider in Canada.

     In CIBC World Markets, we have successfully changed our operating strategy over the past three years, focusing in particular on a disciplined capital allocation process. We are committed to growing businesses where we have a sustainable competitive advantage and the opportunity to generate high returns on capital. In Canada, our objective is to maintain our market leadership by leveraging strong distribution and other resources in support of our core clients. In the U.S., we will continue our focus on mid-market investment banking, as well as targeted sales and trading activities. Internationally, we will direct resources to activities that are aligned with our North American businesses.

Outlook

The North American economy is improving and appears to be positioned for moderate growth in 2005. Interest rates are expected to rise gradually through 2005. Higher energy prices and the impact of the stronger Canadian dollar may dampen growth in Canada.

     The outlook for CIBC’s retail and wealth management businesses is for continued growth despite higher levels of competition across all of our product lines. While the performance of our wholesale business will be driven largely by market conditions, we are well positioned. However, 2005 results will be affected by the absence of the large gains on loan sales and corporate loan loss recoveries recorded in 2004.

     We intend to focus on growing our core businesses and improving productivity, while maintaining a prudent risk-return profile and investing in our governance initiatives. The key to ongoing success and growth, however, lies in a growing commitment to client service and employee engagement. We will continue to regularly evaluate and prudently pursue additional opportunities for growth and redeployment of capital.

     Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CONTROLS AND PROCEDURES

Disclosure controls and procedures

CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at October 31, 2004, of CIBC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) and has concluded that such disclosure controls and procedures are effective.

Management’s annual report on internal control over financial reporting

The following report is provided by management in respect of CIBC’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

1.	CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

2.	CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of CIBC’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of CIBC’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of CIBC’s internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.	Management has assessed the effectiveness of CIBC’s internal control over financial reporting, as at October 31, 2004, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

4.	Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2004, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 103 of this Annual Accountability Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2004, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding the results of operations and the financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on our financial results and financial condition. Management has established control procedures which are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. Details of our critical accounting policies that require management’s judgment and estimates are described below. Assumptions made for pension and other benefit plans are discussed in the Employee future benefit assumptions section.

Valuation of financial instruments

Certain of our financial instruments (including debt and equity trading securities, investment securities in the merchant banking portfolio and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.

     We have a number of control procedures in place to ensure that valuations involving estimates and judgments are appropriate.

Trading instruments

Our trading instruments include debt and equity trading securities, obligations related to securities sold short and derivatives contracts traded over-the-counter or through exchanges.

     All trading instruments are carried at fair value, which is defined as the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is based on quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. If a market price is not available, the fair value is estimated on the basis of valuation models. The table below summarizes our trading portfolios by valuation methodology as at October 31, 2004.

     Valuation models may incorporate multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate highly correlated proxy market valuation data.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

SOURCES OF FAIR VALUE

	Trading assets		Trading liabilities
	Securities		Securities
	purchased(1)	Derivatives(2)	sold(3)	Derivatives(2)
Fair value based on:
Quoted market prices	98%	3%	100%	3%
Internal models with significant observable market parameters	2	97	—	97

Total	100%	100%	100%	100%

(1)	Reflected as trading securities on the consolidated balance sheets.

(2)	Reflected as derivative instruments market valuation on the consolidated balance sheets.

(3)	Reflected as obligations related to securities sold short on the consolidated balance sheets.

If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses would be recognized only in future periods. Such gains or losses are recognized in income when the market quote or data become observable or through various appropriate methods over the life of the transaction.

     To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent checking of fair value is performed at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

     Management’s judgment is applied in the establishment of valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk, credit risk and future administration costs.

Investment securities

Our investment securities include debt and equity securities held within the merchant banking portfolios over which we have no significant influence and retained interests in securitized assets. The merchant banking portfolios consist of both public and private securities, as well as private equity funds.

     Equity investment securities are stated at cost and debt investment securities at amortized cost. They are subject to ongoing impairment reviews and are adjusted to reflect other-than-temporary declines in value. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities gains (losses).

Allowance for credit losses

Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Our allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.

Consumer loans

Management evaluates homogeneous loan portfolios (including residential mortgages, and personal and credit card and certain small business loan portfolios) for specific allowances by reference to historical ratios of write-offs to balances in arrears. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios, along with the impact of economic trends and conditions.

Business and government loans

For portfolios of large individual loans, management establishes specific allowances against impaired loans based on continuous monitoring. A loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the impaired loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

General allowance

The general allowance is based on expected loss rates associated with different credit portfolios and the estimated time period for losses that are present but yet to be specifically identified to become evident, adjusted for management’s view of the current and ongoing economic and portfolio trends. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on our experience and that of the market in general.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience in the market over time. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical flow and loss rates. Our model indicates a range of outcomes for the general allowance between $715 million and $1,081 million. As at October 31, 2004, the general allowance was $1,025 million, which is our best estimate of losses inherent in our loan portfolios based on the factors noted above.

     For a further discussion of the methodologies used in establishing our allowance for credit losses, see the Management of credit risk section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements.

Securitizations

We periodically transfer groups of loans or receivables to variable interest entities (VIEs) that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the group of loans or receivables transferred. This process is referred to as securitization.

     Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets.

     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires management to estimate expected future cash flows, which incorporate expected credit losses, scheduled payment and prepayment rates, discount rates and other factors that influence the value of retained interests.

     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale or a secured borrowing for accounting purposes. Second, if considered a sale, a further decision is required as to whether a securitization VIE should be consolidated into our financial statements. If the activities of the VIE are sufficiently restricted to meet certain accounting requirements, the seller of the transferred assets does not consolidate the VIE. Our securitizations meet the accounting criteria and are recorded as sales of assets and the related VIEs are not consolidated for financial reporting purposes.

     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the changes to those assumptions, see the Off-balance sheet arrangements section and Note 6 to the consolidated financial statements.

     We administer several VIEs that purchase pools of third-party financial assets and are involved in other financial transactions involving VIEs. These arrangements meet existing accounting requirements for non-consolidation.

     In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004. The implications of adopting AcG-15R are included in Note 29 to the consolidated financial statements. Additional guidance on implementing FIN 46R is evolving in the U.S. and this may affect the consolidation status of various VIEs with which we are involved. We will continue to review the status of our VIEs as this guidance is finalized.

Asset impairment

Goodwill, other intangible assets and long-lived assets

Goodwill and other intangible assets with an indefinite life are subject to at least an annual assessment for impairment by applying a fair value-based test. An impairment loss is recognized to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value. An acquired intangible asset should be

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Determining the useful lives of intangible assets requires considerable judgment and fact-based analysis.

     As at October 31, 2004, we had goodwill of $1.1 billion (including $864 million allocated to retail brokerage and wealth products under CIBC Wealth Management) and other intangible assets with an indefinite life amounting to $116 million, which are substantially related to business acquisitions made in recent years. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally and externally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.

     Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. If we were to change the key assumptions in these models adversely by 20% as at October 31, 2004, there would still be no impairment in our goodwill and other intangible assets with an indefinite life. For details of goodwill and other intangible assets, see Note 8 to the consolidated financial statements.

     In addition, we review for impairment our long-lived assets and other identifiable intangibles with a definite life whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and other identifiable intangibles would be based on the fair value of the asset.

Income taxes

     Management uses judgment in the estimation of income taxes, and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate. This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

     As at October 31, 2004, we had available future income tax assets in excess of future income tax liabilities of $1.4 billion before a valuation allowance of $201 million. A substantial portion of our tax loss carryforwards originated from our U.S. operations. Income tax loss carryforwards expire in 20 years from origination and capital tax loss carryforwards expire in five years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law.

     Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets and the remaining expiration period of tax loss carryforwards. We carry a valuation allowance of $201 million related to a future income tax asset from our U.S. operations, primarily as a result of the effect of the acceleration of our loan sale program, a reduction in the investment securities portfolio and reduced interest income from a prolonged period of lower interest rates. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets will be realized prior to their expiration; our analysis indicates that they will be realized in three to five years. The amount of the future income tax asset considered realizable, however, could be reduced in the future if forecasted income during the carryforward period is further reduced. Factors that may adversely affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, a deterioration of capital and credit markets, loss of market share and higher expense levels, including litigation provisions.

     For details of our income taxes, see Note 19 to the consolidated financial statements.

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular year. We regularly assess the adequacy of CIBC’s contingent liabilities accrual. For further details, see Note 24 to the consolidated financial statements.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

EMPLOYEE FUTURE BENEFIT ASSUMPTIONS

We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health-care cost trend rates, turnover of employees, retirement age and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice, and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities. Other assumptions are based on actual plan experience and management’s best estimates.

     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2004, the net amount of the unamortized actuarial losses was $860 million (2003: $953 million) in respect of the pension plans and $124 million (2003: $118 million) in respect of the post-retirement benefit plans.

     Our approach to managing our benefit plans is based upon a comprehensive framework to ensure that benefit plans are properly governed, managed and operated in each region. The framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. These plans are funded to or above the amounts required by relevant legislation. During 2004, we contributed $309 million (2003: $253 million) to the pension plans, which included $193 million (2003: $145 million) above the minimum required. For the year ended October 31, 2004, pension expense was $145 million (2003: $103 million). The post-retirement benefit plans are unfunded, with CIBC making contributions to cover annual benefit payments. For 2004, these benefit payments totalled $14 million (2003: $12 million). The long-term disability plan is funded through a health and welfare trust. During the year, we contributed $23 million (2003: $32 million) to this trust.

     For further details on our annual pension and post-retirement expense and liability, see Note 17 to the consolidated financial statements.

     Actual future experience different from that assumed or future changes in assumptions may affect our pension and other post-retirement benefit obligations and future expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

2004 SENSITIVITY OF KEY ASSUMPTIONS

	Pension benefit plans		Other benefit plans
$ millions	Obligation	Expense	Obligation	Expense
Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$200	$25	$34	$3
Increase in assumption	(187)	(24)	(58)	(3)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	11	n/a	1
Increase in assumption	n/a	(11)	n/a	(1)
Rate of compensation increase
Decrease in assumption	(50)	(10)	(1)	—
Increase in assumption	54	11	1	—

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

HOW CIBC REPORTS

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.

     These business lines are supported by five functional groups —Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp., CIBC Mellon joint ventures, Oppenheimer Holdings Inc. (formerly Fahnestock Viner Holdings Inc.) debentures, and other income statement and balance sheet items not directly attributable to the business lines.

     To measure and report the results of operations of the three business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines. Management uses this model to better understand the economics of our customer segments, products and delivery channels.

     Effective November 1, 2003, concurrent with the implementation of the CICA AcG-13, “Hedging Relationships,” we refined our internal funds transfer pricing and treasury allocation processes on a prospective basis, as follows:

•	The funds transfer pricing of retail products with embedded options (examples include: mortgage commitments, mortgage prepayments and redeemable GICs) now includes a specific charge for hedging the consumer behaviour risk applicable to these embedded options. With this change, gains and losses applicable to hedging these risks, previously allocated to the respective businesses, are now allocated to CIBC Retail Markets-other and CIBC Wealth Management-other.

•	The hedging costs associated with mortgage refinancing before maturity and mortgage securitizations are now allocated to the mortgage business to better align these costs with their respective revenue. Previously, these costs were allocated to CIBC Retail Markets-other.

Effective November 1, 2003, a number of cash management accounts previously allocated to investment banking and credit products were transferred to commercial banking on a prospective basis.

     In addition, we realigned the following business activities into CIBC Retail Markets-other:

•	bizSmart™, previously in small business banking

•	bank@work™, previously in personal banking

In addition, during the year, we have reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.

     ROE has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-year information has been restated.

     Certain other prior-year information has been reclassified, where necessary, to conform to the presentation used in the current year.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

NON-GAAP MEASURES

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies.

Net interest income (TEB)

We adjust net interest income to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, trading revenue, net interest margin and net interest margin on average interest-earning assets, all on a taxable equivalent basis. Management believes these measures permit uniform measurement, which enables users of our financial information to make comparisons more readily.

Economic capital

Economic capital provides the financial framework to understand the returns of each business line, commensurate with the risk taken.

     Economic capital is based upon an estimate of the equity capital required to protect the business lines from future potential adverse economic scenarios that would result in significant losses. It comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients, and business lines, as required. The difference between CIBC total equity capital and economic capital allocated to the business lines is held in Corporate and Other. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process and these changes are made prospectively.

     There is no comparable GAAP measure for economic capital.

Economic profit

Net income, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each business line in excess of our cost of equity capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis for performance evaluation and resource allocation decisions.

     While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.

Business mix: Retail/wholesale ratios

While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures will be presented on the basis of CIBC Retail Markets, CIBC Wealth Management, and commercial banking operations for comparison purposes. Such measures include revenue, net income, and economic capital.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Reconciliation of non-GAAP measures

The following table provides a reconciliation of non-GAAP to GAAP measures:

INCOME STATEMENT MEASURES

	CIBC	CIBC	CIBC
	Retail	Wealth	World
$ millions, for the years ended October 31	Markets	Management	Markets
2004
Total revenue	$5,244	$2,506	$3,521
Add: adjustment for TEB	—	—	150

Revenue (TEB)	$5,244	$2,506	$3,671

Net income	$1,043	$402	$684
Less: charge for economic capital	340	149	310

Economic profit	$703	$253	$374

Efficiency ratio	56.6%	74.5%	77.8%
Less: adjustment for impact of TEB	—	—	3.1

Efficiency ratio (TEB)	56.6%	74.5%	74.7%

2003
Total revenue	$4,967	$2,531	$3,473
Add: adjustment for TEB	—	—	132

Revenue (TEB)	$4,967	$2,531	$3,605

Net income	$863	$366	$373
Less: charge for economic capital	328	161	444

Economic profit (loss)	$535	$205	$(71)

Efficiency ratio	62.4%	77.7%	69.7%
Less: adjustment for impact of TEB	—	—	2.5

Efficiency ratio (TEB)	62.4%	77.7%	67.2%

2002
Total revenue	$4,975	$2,854	$2,908
Add: adjustment for TEB	3	—	108

Revenue (TEB)	$4,978	$2,854	$3,016

Net income (loss)	$1,073	$197	$(142)
Less: charge for economic capital	273	68	456

Economic profit (loss)	$800	$129	$(598)

Efficiency ratio	61.8%	90.1%	86.6%
Less: adjustment for impact of TEB	—	—	3.1

Efficiency ratio (TEB)	61.8%	90.1%	83.5%

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

BUSINESS MIX: RETAIL INFORMATION

$ millions, for the years ended October 31	2004	2003	2002
Revenue
CIBC Retail Markets	$5,244	$4,967	$4,975
CIBC Wealth Management	2,506	2,531	2,854

	7,750	7,498	7,829
Commercial banking	452	436	449

	$8,202	$7,934	$8,278

Net income
CIBC Retail Markets	$1,043	$863	$1,073
CIBC Wealth Management	402	366	197

	1,445	1,229	1,270
Commercial banking	124	92	85

	$1,569	$1,321	$1,355

TRADING REVENUE

$ millions, for the years ended October 31	2004	2003	2002
Trading revenue	$725	$778	$563
Add: adjustment for TEB	138	118	92

Trading revenue (TEB)	$863	$896	$655

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

REVIEW OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

REVIEW OF CONSOLIDATED STATEMENTS OF INCOME

Revenue

Revenue in 2004 was up $307 million from 2003 due to an increase in non-interest income of $571 million, partially offset by a decrease in net interest income of $264 million.

Net interest income

Net interest income for the year was down $264 million from 2003, primarily due to lower revenue from CIBC World Markets, where corporate lending assets and merchant banking investments were significantly reduced, and narrower GIC spreads due to a low interest rate environment. Additional information on net interest income and margin is provided in the Supplementary annual financial information.

NET INTEREST INCOME AND MARGIN

$ millions, for the years ended October 31	2004	2003	2002
Average assets	$280,810	$284,739	$292,510
Net interest income	5,366	5,630	5,500
Net interest margin	1.91%	1.98%	1.88%

Non-interest income

Non-interest income for the year was up $571 million from 2003.

NON-INTEREST INCOME

$ millions, for the years ended October 31	2004	2003	2002
Underwriting and advisory fees	$797	$870	$840
Deposit and payment fees	760	713	665
Credit fees	314	386	410
Card fees	407	359	331
Investment management and custodial fees	353	340	486
Mutual fund fees	615	536	561
Insurance fees	176	168	148
Commissions on securities transactions	892	884	1,203
Trading activities	618	627	273
Investment securities gains (losses), net	236	(107)	(168)
Income from securitized assets	191	216	200
Foreign exchange other than trading	280	273	218
Other	878	681	374

Total non-interest income	$6,517	$5,946	$5,541

Underwriting and advisory fees decreased by $73 million, primarily due to the exit from our international asset securitization activities and a continuing decline in our structured leasing activities, partially offset by higher new issue revenue.

     Deposit and payment fees increased by $47 million, primarily due to an increase in service fees in personal banking and small business banking.

     Credit fees decreased by $72 million, mainly in CIBC World Markets due to the reduction in the large corporate loan portfolio.

     Card fees increased by $48 million, driven by increased purchase volumes and fee changes, partially offset by the increased cost of loyalty points.

     Mutual fund fees increased by $79 million, primarily due to higher management fee income generated from higher asset balances, driven by market value appreciation and improved net sales.

     Investment securities gains (losses), net includes realized gains and losses on disposals, net of write-downs, to reflect other-than-temporary impairments in the value of investment securities. Revenue increased by $343 million, primarily due to higher merchant banking gains and lower write-downs.

     Income from securitized assets decreased by $25 million, primarily due to a reduction in average securitized assets.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted and limited partnership investments and loans held for sale, and other commissions and fees. Other increased by $197 million, primarily due to higher gains on sales of equity-accounted investments and loans held for sale. The prior year included a gain of $58 million resulting from the sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale).

Trading revenue

Trading revenue was down $53 million from 2003, primarily due to lower equities and interest rate revenue related to lower market activity, partially offset by a stronger performance in commodities and loan trading.

TRADING REVENUE

$ millions, for the years ended October 31	2004	2003	2002
Net interest income — trading related	$107	$151	$290
Non-interest income — trading activities	618	627	273

Total trading revenue	$725	$778	$563

By type:
Interest rate	$231	$308	$290
Foreign exchange	169	171	152
Equities	115	199	44
Other(1)	210	100	77

Total trading revenue	$725	$778	$563

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

Provision for credit losses

The provision for credit losses for the year was down $515 million from 2003, primarily due to the combination of favourable market conditions and our ongoing commitment to reduce risk in our corporate loan portfolio, partially offset by higher loss ratios and volume growth in our personal and small business lending portfolios.

PROVISION FOR CREDIT LOSSES

$ millions, for the years ended October 31	2004	2003	2002
Provision for credit losses	$628	$1,143	$1,500

Non-interest expenses

Non-interest expenses were up $123 million from 2003.

NON-INTEREST EXPENSES

$ millions, for the years ended October 31	2004	2003	2002
Employee compensation and benefits
Salaries	$2,126	$2,260	$2,620
Incentive bonuses	1,147	1,164	933
Commissions	522	460	767
Benefits	604	533	562

	4,399	4,417	4,882
Occupancy costs	634	605	715
Computer and office equipment	1,138	1,143	985
Communications	331	360	418
Advertising and business development	279	289	334
Professional fees	326	241	297
Business and capital taxes	138	133	114
Restructuring (reversal) charge	(18)	(31)	514
Other	1,024	971	870

Total non-interest expenses	$8,251	$8,128	$9,129

Employee compensation and benefits were down $18 million, primarily due to the Oppenheimer sale and the winding down of the U.S. electronic banking operations in 2003, partially offset by higher pension expense and revenue-related compensation.

     Occupancy costs were up $29 million, primarily due to increased costs related to relocating to our new premises in New York.

     Communications, comprising telecommunication, postage, courier and stationery were down $29 million as a result of the optimization of the data network infrastructure as well as the renegotiation of telecommunication services contracts.

     Professional fees were up $85 million, primarily due to increased spending on governance projects and higher legal fees.

     Other, comprising outside services, operational losses, other personnel costs and donations was up $53 million. The increase included a $300 million provision in respect of Enron-related litigation matters and higher operational losses, partially offset by a $49 million recovery related to the Air Canada contract. The prior year included a $109 million provision for CIBC’s Enron settlement with the SEC, which was paid in 2004, and a $128 million write-down related to the Air Canada contract.

     As at October 31, 2004, we had a regular workforce headcount of 37,281, up 651 from 2003, primarily due to additional branch ambassadors and increased governance activities.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Taxes

Income taxes include those imposed on the non-consolidated CIBC, as well as on CIBC’s domestic and foreign subsidiaries. Indirect taxes comprise capital, property and business, payroll, and the goods and services tax (GST) and sales taxes. Indirect taxes are included in non-interest expenses.

     Total income and indirect taxes were up $549 million from 2003.

TAXES

$ millions, for the years ended October 31	2004	2003	2002
Income tax expense (benefit)	$790	$239	$(279)

Indirect taxes
Capital taxes	132	126	100
Property and business taxes	34	35	44
Payroll taxes	203	212	235
GST and sales taxes	244	242	204

Total indirect taxes	$613	$615	$583

Total taxes	$1,403	$854	$304

Combined Canadian federal and provincial tax rate	35.3%	36.6%	38.7%
Income taxes as a percentage of net income before income taxes	26.3%	10.4%	(67.7)%
Total taxes as a percentage of net income before deduction of total taxes	38.8%	29.2%	30.5%

Income tax expense was up $551 million from 2003, which included a $689 million income tax recovery relating to a settlement agreement with Canada Revenue Agency (CRA) concerning certain foreign-based earnings, partially offset by a $232 million income tax expense for a valuation allowance related to the future income tax asset from the U.S. operations. Increased earnings in the current year also contributed to the increase in income tax expense, partially offset by an $85 million income tax recovery related to the resolution of various income tax audits and a $50 million tax recovery ($45 million in Corporate and Other and $5 million in CIBC Retail Markets) related to an increase in our future income tax asset as a result of the cancellation of planned Ontario tax rate reductions.

     The combined Canadian federal and provincial income tax rate of 35.3% (2003: 36.6%) is the non-consolidated CIBC’s statutory income tax rate. Variations in this rate can result from legislative changes to corporate income tax rates enacted by the federal and provincial governments and from changes in the proportion of income earned in each of the provinces and in offshore branches of the non-consolidated CIBC. The rate declined in 2004, primarily due to a reduction in federal income tax rates, partially offset by an increase in Ontario rates. For a reconciliation of our income taxes in the consolidated statements of income with the combined Canadian federal and provincial income tax rate, see Note 19 to the consolidated financial statements.

     Under Canadian GAAP, we are required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards. The future income tax asset is established using tax rates that will apply in future periods. Accounting standards also require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration.

     Included in the tax loss carryforwards amount as indicated in Note 19 is $565 million related to losses in our U.S. operations (2003: $141 million) which expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have between five and 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset related to our U.S. operations, net of the valuation allowance, is $576 million. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration.

     Indirect taxes were down $2 million from 2003. Payroll taxes decreased by $9 million, primarily due to the reduced number of employees in the U.S., partially offset by an increase of $6 million in capital taxes primarily due to increased retained earnings.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

REVIEW OF CONSOLIDATED BALANCE SHEETS

CONDENSED BALANCE SHEETS

$ millions, as at October 31	2004	2003
Assets
Cash and deposits with banks	$12,203	$10,454

Securities
Investment and loan substitute securities	15,517	17,346
Trading securities	51,799	52,282

	67,316	69,628

Securities borrowed or purchased under resale agreements	18,165	19,829

Loans
Residential mortgages	72,592	70,014
Personal and credit card	35,000	32,695
Business and government	31,737	33,177
Allowance for credit losses	(1,825)	(1,952)

	137,504	133,934

Derivative instruments market valuation	23,710	22,796
Other assets	19,866	20,506

	$278,764	$277,147

Liabilities and shareholders’ equity
Deposits	$190,577	$188,130
Derivative instruments market valuation	23,990	21,945
Obligations related to securities sold short	12,220	11,659
Obligations related to securities lent or sold under repurchase agreements	16,790	19,293
Other liabilities and acceptances	18,075	19,145
Subordinated indebtedness	3,889	3,197
Shareholders’ equity	13,223	13,778

	$278,764	$277,147

Assets

Total assets as at October 31, 2004, were up $1.6 billion from 2003.

     Increases in personal loans (12.5%), and residential mortgages net of securitizations (3.7%), reflected continued efforts to reallocate balance sheet resources to businesses with strong earnings, high strategic importance and long-term growth potential. The increase in cash and deposits with banks (16.7%) reflects normal treasury funding activities. The increase in derivative instruments market valuation (4.0%) primarily reflects increased commodity prices. Reductions in business and government loans and acceptances, including those transferred to held for sale (7.9%) were due to a combination of loan sales and repayments, and reflect continued efforts to liberate balance sheet resources from low-return businesses. Reductions in investment securities (10.4%) were primarily due to the transfer of certain securities held by our U.S. real estate finance business to a trading book, lower translated value of U.S. dollar denominated assets due to a weaker U.S. dollar, and sales and write-downs of merchant banking assets. The reduction in securities borrowed or purchased under resale agreements (8.4%) reflects regular client-driven business activity and the impact of the weaker U.S. dollar.

     A detailed discussion of the loan portfolio is included in the Management of credit risk section.

Liabilities and shareholders’ equity

Deposits were up 1.3% from 2003, primarily due to the increase in personal deposits. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the Supplementary annual financial information.

     Obligations related to securities lent or sold under repurchase agreements were down 13.0% from 2003. This decline reflects reductions due to normal treasury funding activities and the impact of the weaker U.S. dollar, partially offset by increases due to business activity.

     Other liabilities and acceptances were down 5.6% from 2003, primarily due to the decrease in income tax payable.

     Subordinated indebtedness was up 21.6% from 2003. Further details on subordinated indebtedness are provided in Note 12 to the consolidated financial statements.

     Shareholders’ equity was down 4.0% from 2003, primarily due to the repurchase of our common shares for cancellation, redemptions of preferred shares and dividends paid, partially offset by net income. Further details on common and preferred shares are provided in Note 13 to the consolidated financial statements.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

SIGNIFICANT EVENTS

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular year. We regularly assess the adequacy of CIBC’s contingent liabilities accrual, including the adequacy of the accrual for Enron-related matters.

Hedge funds

The SEC and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a number of class actions, brought on behalf of shareholders of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the year, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions, including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions, including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. We believe that the ultimate costs of these matters are likely to exceed the insurance coverage. As a result, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional amounts may be required in the future, and such amounts could be material to our operating results for a particular year, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

Regulatory matters and exit of certain activities

On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter-and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Office of the Superintendant of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     In compliance with our agreement with the DOJ, we have completed the orderly wind down of CIBC World Markets’ U.S.-, United Kingdom- and Australia-based receivables conduit vehicles. As at October 31, 2004, all of these conduits have ceased issuing commercial paper. In the course of completing these exit activities, we have purchased assets of $1.7 billion and incurred costs of $25 million.

Sale of Global Payments Inc.

During the year, we sold 3.0 million shares of Global Payments Inc., resulting in an after-tax gain of $97 million. In addition, in respect of the remaining six million shares held, we entered into a series of derivative hedges (collars) with scheduled maturities ranging from March 2006 to April 2007, that will provide us with the opportunity to participate in a portion of any price increase while simultaneously protecting us against any significant price decrease. Upon final disposition of these shares, taking into account the price protection afforded by the collars, we expect to recognize in future periods a minimum after-tax gain based on scheduled maturity dates of approximately $182 million.

Air Canada

In 2003, as a result of Air Canada filing for protection under the Companies’ Creditors Arrangement Act, we recorded a $128 million pre-tax charge, included in other non-interest expenses, to write down the deferred asset related to our Air Canada contract. During the year, we sold our proven claims as an unsecured creditor of Air Canada to a third party for cash, and recorded a gain of $49 million ($32 million after-tax) related to the contract. This amount was booked as a recovery in other non-interest expenses. In addition, for an investment of approximately $70 million, we exercised rights to acquire approximately 3.5 million voting shares of ACE Aviation Holdings Inc., which became the parent holding company of Air Canada on completion of Air Canada’s plan of reorganization, effective September 30, 2004.

New York premises

During the year, we signed a 30-year lease agreement to rent space to a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York. As part of the lease agreement, we will pay approximately $140 million in leasing concessions between 2004 and early 2006, which will be deferred and amortized over the lease term.

     We began consolidating the majority of our New York-based business operations into the remaining space in the new building in October 2004. As a result, we will vacate most of our existing New York premises and expect to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million, including a $34 million loss recorded during the year as a portion of the premises was sublet.

Sale of Juniper Financial Corp.

During the year, we announced the sale of Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million ($357 million as at the October 31, 2004 exchange rate), subject to certain adjustments. The transaction closed on December 1, 2004. We expect to recognize a gain of approximately $116 million ($66 million after-tax). The final amount of the gain is dependent on a number of variables, including the adjustments noted above, that will be determined after the closing date of the transaction.

     The sale is not expected to have a significant impact on our ongoing results of operations.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

REVIEW OF FOURTH QUARTER RESULTS

Net income was $439 million for the quarter, down $71 million from the fourth quarter of 2003.

     Net interest income was $1,324 million, down $95 million from the fourth quarter of 2003, primarily due to reduced corporate lending assets in CIBC World Markets and lower spreads in GICs. Dividend revenue in the U.S. equity structured products business was also lower as certain arbitrage strategies were exited.

     Non-interest income was $1,614 million, up $136 million from the fourth quarter of 2003, primarily due to higher merchant banking gains net of write-downs.

     Provision for credit losses was $175 million, up $44 million from the fourth quarter of 2003, which included a provision of $93 million related to loans held for sale. The current quarter included a lower reversal of allowance for credit losses ($62 million in the current quarter as compared with $150 million in the fourth quarter of 2003), and a few specific provisions in CIBC World Markets.

     Non-interest expenses were $2,266 million, up $228 million from the fourth quarter of 2003 due to the $300 million provision in respect of Enron-related litigation matters.

     Income tax expense was $46 million, down $171 million from the fourth quarter of 2003 due in part to an $85 million tax recovery related to the resolution of various income tax audits.

     Net income was down $181 million from the prior quarter.

     Net interest income was $1,324 million, down $20 million from the prior quarter, primarily due to lower interest income from trading activities.

     Non-interest income was $1,614 million, up $28 million from the prior quarter, primarily due to the increase in merchant banking gains net of write-downs.

     Provision for credit losses was $175 million, up $84 million from the prior quarter, primarily due to higher loan losses in the large corporate loan portfolio, partially offset by the $62 million reversal of the student loan and general allowance for credit losses due to favourable market conditions.

     Non-interest expenses were $2,266 million, up $298 million from the prior quarter due to the previously mentioned $300 million provision.

     Income tax expense was $46 million, down $204 million from the prior quarter due in part to an $85 million tax recovery noted above.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

REVIEW OF QUARTERLY FINANCIAL INFORMATION

QUARTERLY FINANCIAL INFORMATION

	2004				2003
$ millions, except for per share amounts	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$2,938	$2,930	$3,051	$2,964	$2,897	$2,866	$2,734	$3,079
Net income	439	620	531	609	510	788	320	445
Earnings per share — basic	1.08	1.62	1.35	1.56	1.29	2.04	0.76	1.12
— diluted	1.06	1.60	1.33	1.54	1.28	2.02	0.76	1.11

Net income for the first quarter of 2004 was higher than the prior quarter, primarily due to lower non-interest expenses, significantly higher trading revenue, higher commissions earned on securities resulting from larger trading volumes, and higher revenue in our fixed income and equity structured products businesses.

     In the second quarter of 2004, net income was lower than the prior quarter, primarily due to lower net interest income, an increase in the provision for credit losses and higher revenue-related compensation, partially offset by higher merchant banking gains net of write-downs, higher gains on loans held for sale and higher equity trading revenue and new issue revenue.

     In the third quarter of 2004, net income was higher than the prior quarter, primarily due to a reduction in the provision for credit losses due to favourable market conditions and a $50 million ($32 million after-tax) reversal of the general allowance for credit losses, and lower revenue-related compensation, partially offset by a decline in trading revenue.

     In the fourth quarter of 2004, net income was lower than the prior quarter, primarily due to a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters, partially offset by a tax recovery and higher merchant banking gains net of write-downs.

     In the first quarter of 2003, net income was higher than the prior quarter, which included a restructuring charge of $514 million ($323 million after-tax), write-downs in merchant banking, collateralized debt obligation and high-yield portfolios, partially offset by a gain of $190 million ($190 million after-tax) that resulted from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination). The first quarter also included a $52 million ($28 million after-tax) gain on the Oppenheimer sale.

     In the second quarter of 2003, net income was lower than the prior quarter, primarily due to the $128 million ($81 million after-tax) write-down related to the Air Canada contract, lower trading revenue and net interest income, and higher merchant banking write-downs, partially offset by higher revenue in cards due to improved spreads.

     In the third quarter of 2003, net income was higher than the prior quarter, primarily due to a recovery and interest on overpayment of income taxes of $707 million after-tax, partially offset by a $232 million valuation allowance related to the U.S. future income tax asset.

     In the fourth quarter of 2003, net income was lower than the prior quarter, primarily due to lower trading revenue, a $49 million ($43 million after-tax) provision for CIBC’s Enron settlement with the SEC, which was paid in the first quarter of 2004, partially offset by a $150 million ($95 million after-tax) reversal of the general allowance for credit losses and $23 million ($15 million after-tax) in restructuring reversals.

     For further analysis of our quarterly results, refer to CIBC’s quarterly reports to shareholders available on www.cibc.com.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

CIBC Retail Markets

Business profile

CIBC Retail Markets is a full-service retail bank serving clients across Canada through 1,073 branches, 4,136 ABMs, four telephone banking centres, and online banking as well as through CIBC’s unique banking offer, President’s Choice Financial, a co-venture with Loblaw Companies Limited. Our more than 17,000 employees contribute 47% of CIBC’s net income by offering financial services to more than nine million clients.

Business strategy

Building strong client relationships is at the heart of our strategy. Our priority is to understand what matters to our clients, so that we can deliver innovative products and services to meet all their needs, at every stage of their lives. We’re also focused on an employee culture that puts the client first, in everything we do. To achieve this, we continually raise our sales and service standards, while finding ways to free up employees so that they can focus on their clients. By streamlining and centralizing processes and investing in technologies, we are taking important steps to improve our operational efficiency that we anticipate will further enhance our clients’ experience, as well as deliver shareholder value by lowering our costs.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2005
Personal banking is the individual customer segment (customers other than those in Imperial Service and Private Wealth Management).	Personal loan and deposit volume growth helped drive strong results for CIBC Retail Markets this year, supported by a revitalized CIBC brand. We continued to implement programs to strengthen the retail delivery network, improve client satisfaction and drive revenue performance. We also introduced further new e-learning programs to improve employee training in our branch network.	We will pursue continued growth by enabling our employees to give our clients a more seamless and personalized banking experience through further improvements to our sales and service activities, our client information systems and our operating processes.

Small business banking is the customer segment supporting small, owner-operated businesses, including their personal holdings.	With one in every five Canadians anticipated to be self-employed by 2010, CIBC introduced a pre-selected package of services to help entrepreneurs get off to a great start. In addition, we re-engineered key processes for existing clients.	With the economy reaching a mature stage of its cycle, we expect small business activity to continue outperforming the economy as a whole, with the number of self-employed Canadians expected to rise in the coming 48 months. CIBC will strive to meet our small business clients’ needs with innovative products and time-saving services.

Cards comprises a portfolio of credit cards.	Our cards business continued to be the industry leader — maintaining its #1 position in market share in purchase volumes and outstanding balances, with average balances growth rates of 7.2% and 4.0%, respectively. CIBC Aerogold VISA* continues to lead in the premium card market in terms of aggregate purchase volumes. In addition, products such as the Aventura™ Gold, CIBC Aero Classic VISA* and bizline™ cards provide new growth opportunities.	Faced with an increasingly competitive marketplace, we will aspire to maintain our market leadership position with innovative products that meet our cardholders’ evolving credit needs.

Mortgages includes both residential and commercial mortgages.	At a time when more clients have decided to build equity through home ownership, we’ve experienced strong growth in our residential mortgage portfolio. This year, we also experienced continued growth in our commercial mortgage portfolio.	Although rates are expected to rise in 2005, we still anticipate increases in home ownership and real estate market values. We expect that market growth will continue at a healthy pace, though more modestly than last year. We will strive for continued above-market growth in our mortgage portfolio to increase our share position.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Results

RESULTS — CIBC RETAIL MARKETS

$ millions, for the years ended October 31	2004	2003	2002
Revenue (TEB)(1)(2)
Personal banking	$2,061	$1,903	$1,711
Small business banking	574	542	514
Cards	1,384	1,278	1,241
Mortgages	572	701	623
Other	653	543	889

Total revenue (TEB)(1)(2)	5,244	4,967	4,978
TEB adjustment	—	—	3

Total revenue	5,244	4,967	4,975
Provision for credit losses	711	607	419
Non-interest expenses	2,971	3,100	3,076

Income before taxes and non-controlling interests	1,562	1,260	1,480
Income taxes and non-controlling interests	519	397	407

Net income	$1,043	$863	$1,073

Efficiency ratio	56.6%	62.4%	61.8%
ROE(1)(2)	38.5%	32.5%	45.5%
Economic profit(1)(2)	$703	$535	$800

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.

Financial overview

CIBC Retail Markets benefited from a stronger economy in 2004 as continued low and stable interest rates encouraged loan and deposit volume growth, leading to higher interest income. Low interest rates, however, led to reduced spreads on deposit products. Heightened competition across most products also put pressure on spreads.

     Net income was up $180 million from 2003, which included an $81 million after-tax write-down related to the Air Canada contract. The current year included a $32 million after-tax recovery on the write-down. Revenue was up $277 million from 2003, primarily due to growth in personal lending and deposit volumes, and transaction-based fee income. These increases were partially offset by lower spreads on deposit products.

Revenue

Personal banking and small business banking revenue was up $190 million from 2003, primarily due to increased loan and deposit volumes, higher fee income, and higher commissions received from other businesses, partially offset by lower deposit spreads and a provision to cover client reimbursements related to overdraft protection and residential bridge loan products. Average funds managed increased 7.6%.

     Cards revenue was up $106 million from 2003 due to lower credit losses from reduced levels of securitized receivables, which are recorded as a reduction to other revenue after receivables are securitized. Revenue also increased due to higher fee income and volume growth, partially offset by reduced spreads.

Total revenue ($ millions)	Non-interest expenses ($ millions)	Net income ($ millions)

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

     Mortgages revenue was down $129 million from 2003, as higher fee income and volume growth were more than offset by hedging costs associated with mortgages refinanced before maturity, which were included in treasury revenue allocations and reported in other in 2003. In addition, volume growth led to higher commissions being paid to other businesses.

     Other revenue was up $110 million from 2003, primarily due to the move of hedging costs to mortgages, as noted above, and due to increases in insurance and President’s Choice Financial.

Provision for credit losses

Provision for credit losses was up $104 million from 2003, primarily due to higher loss ratios and volume growth in personal and small business lending, and higher agricultural losses. These increases were partially offset by a $37 million reversal of the allowance for credit losses in student loans due to improved portfolio performance.

Non-interest expenses

Non-interest expenses were down $129 million from 2003, which included a $128 million write-down related to the Air Canada contract. The current year included a $49 million recovery related to the Air Canada contract. Higher support costs and operational losses were partially offset by lower severance provisions.

     The regular workforce headcount totalled 17,659 at year-end, up 206 from 2003, primarily due to additional branch ambassadors.

Average assets

Average assets were $161.2 billion, up $15.6 billion from 2003, primarily due to growth in personal and small business lending, residential mortgages and reduced credit card securitization levels.

Outlook

The outlook for 2005 is for a continuation of the current economic environment; rates are expected to rise gradually through 2005. Volumes are expected to continue to increase as a result of continuing low interest rates. Loan loss provisions recorded in 2004 were higher than expected. We are working to refine our credit adjudication processes to lower credit losses in our personal and small business lending portfolios, however such refinements take time to implement and have a lagging impact on loss rates. We expect these portfolios to continue to experience above average loss rates in 2005.

     Subsequent to year-end, we announced our intention to sell our holdings in Republic Bank Limited based in Trinidad and Tobago. Concurrent with the announcement, FirstCaribbean International Bank, in which we hold an equity interest, also concluded an agreement to sell its holdings in Republic Bank Limited. In total, we expect to report an $85 million after-tax gain. This gain will be reported in the first quarter of 2005.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CIBC Wealth Management

Business profile

With more than 2,600 advisors and $208.5 billion in client assets under administration, our distribution business comprises branch-based advice, full-service brokerage, private wealth management and online brokerage. We develop and package a range of financial products, including managed solutions and mutual funds, with over $46.3 billion in assets, as well as fixed-term investments with $33.5 billion in deposits. We also manage $54.5 billion in assets through our global investment management firm, TAL Global Asset Management Inc.

Business strategy

Our goal is to become Canada’s leading wealth management franchise with industry-leading advisory capability and innovative, competitive products. Our business strategy is to build leadership in advice-based distribution and financial solutions and to leverage scale to maximize market share and attain operating efficiencies. In 2005, we expect to continue to deliver growth and profitability by maintaining our focus on the accreditation and training of our advisors to strengthen the quality of our advice, delivering competitive products, enhancing our investment advisory due diligence and focusing on our execution.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2005
Imperial Service offers comprehensive financial planning advice for clients’ day-to-day banking, credit and investment needs.	With a focus on consolidating client assets, we continued to make improvements to the client experience and to build our unique market position. This led to strong investment growth, particularly in mutual funds, where assets under administration were up 19.6% in 2004 versus industry growth of 12.6%.	CIBC Imperial Service is well positioned to capitalize on the anticipated strong asset growth in our target market segment by building on our unique market position in the branch-based advice channel and by continuing to improve our advisor capability to meet client needs.

Retail brokerage provides investment advice on investment, retirement and estate planning solutions to affluent clients through Wood Gundy. Investor’s Edge provides online brokerage services.	This year our Wood Gundy Portfolio Partner™ fee-based brokerage product assets grew significantly. Our separately managed wrap program led the industry with 38.5% of the market. And our Estate Planning offer benefited from a 24.8% market share in insurance solutions. We supported advisors with professional development and a strong, client-centred brand.	CIBC Wood Gundy will support the transition to an increasingly affluent client base by delivering career-stage advisor training and investment management technology. Customizing advisor websites and personalizing online messaging will facilitate improved client contact. We will emphasize managed solutions to take advantage of an expected annual industry growth rate of 16%.

Private Wealth Management offers customized investment management, private banking, and estate planning solutions to high net worth clients in Canada and overseas.	In Canada, we successfully integrated our client offer, introduced a multi-manager approach for our pooled investment solutions and launched Estate Planning advisory services. Assets under administration grew by 7.9% to $41.8 billion in 2004.	CIBC Private Wealth Management will focus on capturing a greater share of the market by continuing to enhance the customization of our offer and by providing highly personalized service to high net worth clients. We will strengthen our overseas presence with the opening of a Shanghai office.

Wealth products delivers investment products such as mutual funds, managed solutions and GICs.	We further strengthened our market position and are now ranked as the third largest mutual fund provider in Canada. With particular strength in managed solutions, we operate the #1 mutual fund wrap program and the largest separately managed account program. In 2004, we enhanced TAL Global’s worldwide research platform.	CIBC Asset Management will reinforce our leadership position in key product categories by strengthening and expanding distribution within CIBC and third-party channels, and by leveraging capabilities across product businesses to best meet client needs, realize efficiencies and establish best practices.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Results

RESULTS — CIBC WEALTH MANAGEMENT

$ millions, for the years ended October 31	2004	2003	2002
Revenue
Imperial Service	$765	$724	$718
Retail brokerage	1,036	1,108	1,380
Private Wealth Management	141	141	159
Wealth products	477	511	530
Other	87	47	67

Total revenue	2,506	2,531	2,854
Provision for credit losses	29	18	11
Non-interest expenses	1,868	1,966	2,570

Income before taxes	609	547	273
Income taxes	207	181	76

Net income	$402	$366	$197

Efficiency ratio	74.5%	77.7%	90.1%
ROE(1)(2)	33.5%	27.8%	32.9%
Economic profit(1)(2)	$253	$205	$129

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.

Financial overview

CIBC Wealth Management benefited from a stronger economy in 2004. Increased investor confidence led to significant improvements in capital market volumes and asset values, generating higher fees. Continued low interest rates, however, caused GIC and deposit spreads to narrow.

     Net income was up $36 million from 2003, primarily due to strength in retail brokerage, mutual funds (reported within wealth products) and Imperial Service, partially offset by lower GIC spreads. Revenue and non-interest expenses were down from 2003, primarily due to the loss of ongoing revenue and expenses and the pre-tax gain of $58 million on the Oppenheimer sale in January 2003.

Revenue

Imperial Service revenue was up $41 million from 2003, primarily due to strong growth in investment products and new mortgage sales. Average funds managed increased 6.7%.

     Retail brokerage revenue was down $72 million from 2003, primarily due to the loss of ongoing revenue and the gain of $58 million on the Oppenheimer sale. Excluding the impact of the Oppenheimer sale, revenue increased by $152 million, primarily due to higher equity trading and new issue activity, and higher fee-based asset values.

     Private Wealth Management revenue was consistent with 2003, primarily due to higher volumes, offset by lower deposit spreads.

     Wealth products revenue was down $34 million from 2003, primarily due to a decline in GIC spreads. This decrease was partially offset by an increase in mutual fund revenue on higher asset balances, driven by market value appreciation and improved net sales.

     Other revenue was up $40 million from 2003, primarily due to higher treasury revenue allocations.

Total revenue ($ millions)	Non-interest expenses ($ millions)	Net income ($ millions)

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Non-interest expenses

Non-interest expenses were down $98 million from 2003, primarily due to $240 million lower expenses resulting from the Oppenheimer sale and lower support costs, partially offset by an increase in revenue-related compensation in retail brokerage, increased legal provisions and a $25 million provision related to matters involving our dealings with certain hedge funds in the U.S.

     The regular workforce headcount totalled 6,510 at year-end, down 91 from 2003.

Average assets

Average assets were $19.8 billion, down $10.9 billion from 2003, primarily due to lower treasury asset allocations.

Assets under administration

Assets under administration were up $15.3 billion from 2003 due to market value appreciation and net sales.

ASSETS UNDER ADMINISTRATION

$ billions, as at October 31	2004	2003	2002(1)
Individuals	$126.6	$121.2	$115.1
Institutions	41.4	36.3	42.2
Retail mutual funds	40.5	35.7	33.0

	$208.5	$193.2	$190.3

(1)	Excludes U.S. Oppenheimer.

Outlook

We expect continuing growth in investment products. The interest rate environment is expected to continue to see rates rising gradually through 2005. The equity markets are expected to rise, which will benefit all business lines with higher transaction volumes and increased fee-based asset values.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

CIBC World Markets

Business profile

CIBC World Markets is the wholesale banking arm of CIBC, providing a full range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

Business strategy

Since 2002, CIBC World Markets has been focused on lowering risk, generating sustainable earnings and high returns. During 2004, we surpassed our targeted one-third reduction in capital, corporate credit and merchant banking, ahead of our 2005 goal, while generating net income of $684 million and ROE(1) of 27.1%. With the risk reductions goals achieved, we are turning our focus in 2005 to driving sustainable growth while maintaining the risk discipline we have embedded in the organization during the past two years. Key to our growth will be leveraging the scale of our North American platform and continuing our focus of delivering value to our core clients.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2005
Capital markets operates trading, sales and research activities serving institutional, corporate and government clients.	In 2004 CIBC World Markets was ranked #1 in overall service in Canadian equity research, sales and trading; and #1 in fixed income and overall service quality in Canadian debt research. We also increased market share in our U.S. equities business, resulting in further penetration across major U.S. buy-side clients.	We have three initiatives related to our capital markets businesses for 2005. We will seek to provide additional financial resources to increase volume in existing platforms that have proven high returns. We will further develop additional product capability, such as credit trading, structuring and distribution within debt capital markets. We will expand our U.S. mid-market cash equities business.

Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients.	In 2004, CIBC World Markets was ranked #1 in equity underwriting in Canada. CIBC World Markets achieved its targeted one-third reduction of large corporate credit capital ahead of its 2005 goal. The actual reduction since the second quarter of 2002 was 69.3%. We maintained market leadership in Canadian investment banking, including remaining the #1 Canadian mergers and acquisitions advisor. We solidified our U.S. mid-market focus through the integration of our origination and distribution capabilities.	In 2005, we will continue to focus on building strong relationships with our core clients. We will focus on maintaining our leadership position in our Canadian franchise. In addition, a key focus in 2005 will be to increase productivity within our U.S. investment banking platform.

Merchant banking makes targeted investments to create, grow and recapitalize companies across a variety of industries.	CIBC World Markets achieved its goal of reducing the merchant banking private equity portfolio by one-third, ahead of the 2005 goal. Through a combination of fund sales, reduced investment activity net of direct sales, and write-downs, the actual reduction was 38.5%.	The focus of merchant banking going forward will be discipline and alignment with investment banking. Our direct equity investing will be aligned with industry groups that are important to investment banking and where we have industry expertise. Our private equity fund investing will be smaller in size and limited to fewer funds. This strategy will result in further capital reduction in the business.

Commercial banking originates financial solutions centred around credit products for medium- sized businesses in Canada.	In 2004 we continued to achieve our goal of generating high returns in this business, with returns(1) increasing from 12% to 20% over the past five years.	In 2005, we will continue to balance our return thresholds and risk tolerance objectives to support profitable growth across the business.

(1)	For additional information, see the Non-GAAP measures section, Segmented return on equity.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Results

RESULTS — CIBC WORLD MARKETS

$ millions, for the years ended October 31	2004	2003	2002
Revenue (TEB)(1)(2)
Capital markets	$1,445	$1,526	$1,288
Investment banking and credit products	1,381	1,567	1,115
Merchant banking	351	(47)	198
Commercial banking	452	436	449
Other	42	123	(34)

Total revenue (TEB)(1)(2)	3,671	3,605	3,016
TEB adjustment	150	132	108

Total revenue	3,521	3,473	2,908
(Recovery of) provision for credit losses	(55)	653	1,062
Non-interest expenses	2,741	2,421	2,518

Income (loss) before taxes and non-controlling interests	835	399	(672)
Income taxes and non-controlling interests	151	26	(530)

Net income (loss)	$684	$373	$(142)

Efficiency ratio	77.8%	69.7%	86.6%
Efficiency ratio (TEB)(1)(2)	74.7%	67.2%	83.5%
ROE(1)(2)	27.1%	9.1%	(5.4)%
Economic profit (loss)(1)(2)	$374	$(71)	$(598)

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.

Financial overview

CIBC World Markets benefited from a stronger global economy in 2004. Improved credit markets resulted in a recovery of credit losses, while improved market conditions and liquidity in merchant banking resulted in higher gains on sales of investments net of write-downs. U.S. dollar denominated revenue and non-interest expenses were lower due to a weaker U.S. dollar.

     Net income was up $311 million from 2003. Current year results included a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters. Revenue was comparable to the prior year. The recovery of credit losses compared favourably with the provision for credit losses in 2003, reflecting an improved credit environment and our lower credit risk profile. Non-interest expenses were up $320 million, primarily due to the provision noted above. The combination of these factors resulted in a significantly higher ROE(1)(2) of 27.1%, compared with 9.1% in 2003.

Revenue

Capital markets revenue was down $81 million from 2003, primarily due to lower revenue in our U.S. equity structured products business where certain arbitrage strategies were exited. Revenue was also affected by weaker U.S. equity market conditions.

     Investment banking and credit products revenue was down $186 million from 2003, primarily due to lower interest income resulting from reductions in our corporate loan portfolio, the exit of our international asset securitization activities, a continuing decline in our structured leasing activities, lower translated value of U.S. dollar denominated revenue, higher charges associated with our corporate loan hedging programs, and the transfer of various client

Total revenue ($ millions)	Non-interest expenses ($ millions)	Net income (loss) ($ millions)

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

activities to commercial banking. These decreases were partially offset by higher gains in loans held for sale as loans were sold into an improved credit environment, lower write-downs to our collateralized debt obligation portfolio and high-yield portfolios, higher gains on sale of high-yield investments, and growth in our U.S. real estate finance business.

     Merchant banking revenue was up $398 million from 2003, primarily due to the combined effect of significantly higher gains and lower write-downs in an improved market environment.

     Commercial banking revenue was up $16 million from 2003, primarily due to the transfer of various client activities from investment banking and credit products.

     Other revenue was down $81 million from 2003, which included higher treasury revenue allocations.

Provision for credit losses

Provision for credit losses was down $708 million from 2003, which included $228 million in losses on loans held for sale. Recoveries of $101 million and lower levels of new provisions were primarily due to the combination of favourable market conditions and our ongoing commitment to reduce risk.

Non-interest expenses

Non-interest expenses were up $320 million from 2003, mainly due to the $300 million provision in respect of Enron-related litigation matters, costs related to relocating to our new premises in New York, higher corporate support costs, the $25 million provision related to matters involving our dealings with certain hedge funds in the U.S., and higher legal fees. The above increases were partially offset by the impact of the lower translated value of U.S. dollar denominated expenses. The prior year included a $109 million provision for CIBC’s Enron settlement with the SEC, which was paid in 2004.

     The regular workforce headcount totalled 2,366 at year-end, consistent with 2003.

Income taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction. Current year income taxes benefited from a $31 million recovery related to the resolution of various income tax audits.

Average assets

Average assets were $99.2 billion, down $8.5 billion from 2003, primarily due to lower loan balances resulting from our commitment to reduce corporate lending assets.

Outlook

During 2005, equity new issue activity is projected to be lower than 2004, when we experienced record levels in Canada and improved U.S. results. We expect fewer Canadian Income Trust new issues in a rising interest rate environment. We are positioned to participate in the U.S. Income Deposit Securities market as opportunities arise. On the mergers and acquisitions front, our current pipeline is encouraging. Stronger markets, increased liquidity and reduced investment levels are expected to result in continued merchant banking gains. In addition, hedged gains related to our investment in Global Payments Inc. will be realized before the end of 2007. Although the provision for credit losses will be higher in 2005 (lower levels of credit recoveries are anticipated), we will continue to closely monitor credit risk in order to minimize future credit losses.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CORPORATE AND OTHER

Corporate and Other comprises the five functional groups —Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management (TBRM) —that support CIBC’s business lines, as well as Juniper Financial Corp., CIBC Mellon joint ventures, Oppenheimer Holdings Inc. (formerly Fahnestock Viner Holdings Inc.) debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

     TBRM generates revenue from funding, hedging and interest-earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other.

Results

RESULTS — CORPORATE AND OTHER

$ millions, for the years ended October 31	2004	2003	2002
Total revenue	$612	$605	$304
(Recovery of) provision for credit losses	(57)	(135)	8
Non-interest expenses	671	641	965

(Loss) income before taxes and non-controlling interests	(2)	99	(669)
Income taxes and non-controlling interests	(72)	(362)	(194)

Net income (loss)	$70	$461	$(475)

Financial overview

Net income was down $391 million from 2003.

     Revenue was up $7 million from 2003, primarily due to higher unallocated treasury revenue, substantially offset by reduced revenue from the winding down of the U.S. electronic banking operations, higher interest on overpayment of income taxes in 2003, and lower hedge revenue on stock appreciation rights (SARs). In January 2003, we entered into economic hedges that reduce the impact of the volatility of SARs.

     Recovery of credit losses was down $78 million from 2003 due to a lower reversal of the general allowance for credit losses of $75 million, compared to $150 million in the prior year. The reversal was primarily due to a combination of favourable market conditions and our ongoing commitment to reduce risk.

     Non-interest expenses were up $30 million from 2003, primarily due to increased spending on infrastructure projects, including those related to governance, and higher pension expense, partially offset by reduced expenses from the winding down of the U.S. electronic banking operations and lower costs related to SARs.

     Income taxes and non-controlling interests were a net recovery of $72 million, $290 million lower than in 2003, which included a $689 million recovery on overpayment of income taxes, partially offset by a $232 million valuation allowance related to the U.S. future income tax asset. The current year included a $54 million income tax recovery related to the resolution of various income tax audits and a $45 million tax recovery related to an increase in our future income tax asset as a result of the cancellation of planned Ontario tax rate reductions.

     The regular workforce headcount totalled 10,746 at year-end, up 544 from 2003, primarily due to the centralization of certain back-office functions and increased governance activities.

Outlook

The previously announced sale of Juniper to Barclays Bank PLC closed on December 1, 2004, resulting in a gain of approximately $116 million ($66 million after-tax). Spending on infrastructure projects, including those related to governance is expected to continue in 2005.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

REVIEW OF 2003 FINANCIAL PERFORMANCE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other	Total
2003	Net interest income	$3,938	$582	$834	$276	$5,630
	Non-interest income	1,660	1,524	2,429	333	5,946
	Intersegment revenue	(631)	425	210	(4)	—

	Total revenue	4,967	2,531	3,473	605	11,576
	Provision for (recovery of) credit losses	607	18	653	(135)	1,143
	Non-interest expenses	3,100	1,966	2,421	641	8,128

	Income before taxes and non-controlling interests	1,260	547	399	99	2,305
	Income taxes and non-controlling interests	397	181	26	(362)	242

	Net income	$863	$366	$373	$461	$2,063

2002	Net interest income	$3,917	$622	$743	$218	$5,500
	Non-interest income	1,691	1,810	1,950	90	5,541
	Intersegment revenue	(633)	422	215	(4)	—

	Total revenue	4,975	2,854	2,908	304	11,041
	Provision for credit losses	419	11	1,062	8	1,500
	Non-interest expenses	3,076	2,570	2,518	965	9,129

	Income (loss) before taxes and non-controlling interests	1,480	273	(672)	(669)	412
	Income taxes and non-controlling interests	407	76	(530)	(194)	(241)

	Net income (loss)	$1,073	$197	$(142)	$(475)	$653

The following discussion provides a comparison of our results of operations for the years ended October 31, 2003 and 2002.

Overview

Net income was up $1,410 million from 2002, primarily due to a recovery and interest on overpayment of income taxes and reversal of a portion of the general allowance for credit losses, partially offset by a valuation allowance related to the U.S. future income tax asset, losses on loans held for sale and the write-down related to the Air Canada contract. Net income for 2002 was negatively affected by a restructuring charge, high provisions for credit losses, Merrill Lynch integration costs, and write-downs to merchant banking investments and other portfolios.

     Diluted EPS and ROE were $5.18 and 19.2%, respectively, compared with $1.35 and 5.1% for 2002.

Net interest income

Net interest income was up $130 million from 2002, primarily due to volume growth and improved spreads in personal banking, President’s Choice Financial and mortgages, higher volumes in cards and small business banking, and interest on overpayment of income taxes. These increases were partially offset by lower West Indies revenue as a result of the change to equity accounting, following the West Indies combination in October 2002, and lower trading revenue.

Non-interest income

Non-interest income was up $405 million from 2002, primarily due to higher trading revenue, lower merchant banking and other write-downs, partially offset by the net impact of the Oppenheimer sale in January 2003. The prior year also included a $190 million gain relating to the West Indies combination.

Provision for credit losses

Provision for credit losses was down $357 million from 2002, primarily due to the reversal of a portion of the general allowance and higher provisions made in 2002 as a result of a combination of deteriorating market conditions and specific provisions relating to Enron Corp., Global Crossing Ltd. and Teleglobe Inc., partially offset by a provision for credit losses of $228 million in 2003 related to loans held for sale.

Non-interest expenses

Non-interest expenses were down $1,001 million from 2002, primarily due to a restructuring charge of $514 million in 2002, as well as the combined effects of the winding down of the U.S. electronic banking operations, the Oppenheimer sale, the West Indies combination and lower Merrill Lynch integration costs. This was partially offset by the $128 million write-down related to the Air Canada contract, and a $109 million provision for CIBC’s Enron settlement with the SEC.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Income taxes and non-controlling interests

Income taxes and non-controlling interests were up $483 million, primarily due to higher earnings, partially offset by a $689 million income tax recovery relating to a settlement agreement with the CRA, net of a $232 million income tax expense for a valuation allowance related to the future income tax asset from the U.S. operations.

CIBC Retail Markets

Net income was down $210 million from 2002. Revenue was down $8 million from 2002, which included the $190 million gain on the West Indies combination, primarily due to $199 million lower revenue as a result of the change to equity accounting following the West Indies combination, and lower treasury revenue allocations of $56 million. These decreases were substantially offset by volume growth, higher fee income and improved spreads. Provision for credit losses was up $188 million from 2002, mainly due to volume growth, higher loss ratios in cards and personal and small business portfolios, and higher agricultural losses. Non-interest expenses were up $24 million from 2002, primarily due to the $128 million write-down related to the Air Canada contract, severance and higher technology costs, partially offset by a $162 million decrease in West Indies expenses as a result of the change to equity accounting, lower project spending, and a $66 million restructuring charge in 2002.

CIBC Wealth Management

Net income was up $169 million from 2002. Revenue was down $323 million from 2002, primarily due to the loss of ongoing revenue, partially offset by the pre-tax gain of $58 million on the Oppenheimer sale and the additional revenue related to the acquisition of the Merrill Lynch retail brokerage and asset management businesses. Non-interest expenses were down $604 million from 2002, primarily due to lower expenses resulting from the Oppenheimer sale and cost-containment activities, partially offset by additional expenses related to the acquisition of the Merrill Lynch businesses.

CIBC World Markets

Net income was up $515 million from 2002. Revenue was up $565 million from 2002 due to lower write-downs to the collateralized debt obligation and high-yield portfolios, stronger performance across a number of business lines including equity structured products (especially in the U.S.), fixed income, Canadian equity agency (with a record year for new issue revenue), and U.S. origination, and higher treasury revenue allocations. These increases were partially offset by the impact of lower merchant banking gains net of write-downs. Provision for credit losses was down $409 million from 2002, which included higher provisions related to Enron Corp., Global Crossing Ltd. and Teleglobe Inc., and the impact of poor market conditions throughout the year. These reductions were partially offset by losses on loans held for sale in 2003. Non-interest expenses were down $97 million from 2002, primarily due to cost savings associated with staff reduction programs, the transfer of Juniper to Corporate and Other, and lower severance and restructuring costs, partially offset by higher revenue-related compensation and increased costs resulting from the regulatory and legal environment in the U.S. Results in 2003 included a $109 million provision for CIBC’s Enron settlement with the SEC, which was paid in 2004.

Corporate and Other

Net income was up $936 million from 2002, primarily due to the recovery and interest on overpayment of income taxes, lower losses relating to the U.S. electronic banking operations and the reversal of a portion of the general allowance for credit losses. The prior year included a restructuring charge and the write-down of a preferred share investment, partially offset by a valuation allowance related to the U.S. future income tax asset.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

FUNCTIONAL GROUPS	OUR PRIORITIES
Administration
The Administration group establishes and monitors processes to facilitate the operations of CIBC and its businesses in an integrated, controlled and efficient manner. An important part of the mandate of the group, comprising communications and public affairs, human resources, corporate real estate, corporate secretary, legal, compliance, consulting services, controls, internal audit and corporate security, is to provide leadership on governance and control issues. During 2004, the group led and participated in many governance and control initiatives. These included the implementation and testing of a broad control framework, the re-engineering of our compliance function, implementation of a comprehensive reputation and legal risk policy, and improved Board and senior management reporting. We continued to invest in our employees by expanding e-learning capabilities, leading employment equity strategies, strengthening career and talent management processes, and launching executive leadership programs.
• Lead governance and controls programs across CIBC to achieve industry-leading performance standards

• Lead initiatives to embed CIBC’s Vision, Mission and Values

• Improve productivity of Administration group services

• Lead and support initiatives to enhance CIBC’s reputation as one of Canada’s leading corporate citizens

Corporate Development
Corporate Development is a key participant in creating long-term value by fostering an owner-manager mindset and directing CIBC’s strategic planning processes. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of transactions, including acquisitions, divestitures and other alliances. During 2004, Corporate Development was integral in the sale of Juniper Financial Corp. and EDULINX Canada Corporation (both closing after year-end), as well as the disposition of a portion of CIBC’s interest in Global Payments Inc. We continued to partner with CIBC’s business lines to identify opportunities for their growth, and to increase the value of existing businesses by divesting parts or acquiring new contracts or assets. Corporate Development also manages CIBC’s strategic relationship with FirstCaribbean International Bank (FCIB) and the CIBC Mellon joint ventures in order to maximize their contribution to shareholders.
• Continue to team with CIBC’s strategic business lines to further enhance the value of CIBC’s portfolio of businesses

• Develop options and opportunities for future acquisitions and joint ventures

• Continue to oversee CIBC’s relationship with FCIB and CIBC Mellon

• Drive rigorous, robust and constructive strategic planning and transaction execution at CIBC

Finance
The Finance group provides financial services to CIBC’s businesses through effective governance and decision-support processes. These services include financial, management and regulatory reporting, maintenance of accurate, complete and timely accounting records, independent financial analysis, performance measurement and planning, tax planning and compliance, liaison with CIBC’s investors, as well as independent oversight and reporting to CIBC’s senior management and Board on compliance with statutory tax and accounting requirements. In addition, Finance provides financial advice regarding CIBC’s business opportunities and transactions. During the year, Finance continued to focus on enhancing control processes to meet increasing governance requirements. In particular, Finance led CIBC’s extensive efforts to meet the Sarbanes-Oxley Act section 404 requirements to demonstrate that internal control over financial reporting is effective, one year in advance of that required by legislation.
• Continue to improve and strengthen financial control systems and processes

• Develop and lead initiatives across CIBC to achieve long-term cost efficiencies

• Continue to enhance the level and quality of disclosure to investors

• Enhanced training and development program for Finance professionals

Technology and Operations (T&O)
T&O provides the systems and operational services that support CIBC’s businesses. During 2004, T&O continued to deliver on its three-year strategic plan to provide better service at lower cost. In addition to delivering major technology projects that contributed to the growth of CIBC’s core businesses, T&O made significant progress in the consolidation and integration of technology platform and telecommunications infrastructure and continued the fundamental re-engineering of back office processes and controls to improve service, increase efficiency and strengthen controls. T&O was also instrumental in meeting the regulatory and compliance requirements that were a priority for CIBC in 2004. As part of CIBC’s commitment to provide quality service, T&O developed internal client and employee promises and metrics for delivery.
• Continue to build a strong client service and continuous improvement culture

• Continue to deliver on the long-term program to simplify and rationalize technology infrastructure and re-engineer operations processes and service delivery to achieve savings, enhanced service and heightened controls

• Maintain a focus on people through the further delivery of enhanced recognition, learning, communications and career development programs

Treasury, Balance Sheet and Risk Management (TBRM)
TBRM’s management of risk and balance sheet resources continues to be a fundamental element of CIBC’s strategy in building a foundation for sustainable growth. These resources are allocated to higher-return and/or strategic activities to support CIBC’s objectives based on a continuous, disciplined review of business line performance and potential. In 2004, TBRM and CIBC World Markets partnered to reduce exposure to corporate loans and merchant banking investments as CIBC reached its target of reducing exposure to these asset classes by one-third. Key to CIBC’s ongoing strength is its capital position that is as strong as it has ever been. Market risk exposures were maintained at low levels. Liquidity and related resources and risks are measured, monitored and controlled by TBRM. All CIBC employees manage operational (including reputation and legal) risk while TBRM is responsible for measurement, monitoring and control. TBRM and T&O are co-leading CIBC’s Basel II Capital Accord Program efforts.
• Manage and re-allocate balance sheet and risk resources to higher return and/or strategic growth activities to support CIBC’s objectives

• Maintain a target Tier 1 capital ratio of not less than 8.5% and a total capital ratio of not less than 11.5%

• Ongoing measurement, monitoring and control of credit, market, liquidity and operational (including reputation and legal) risks and balance sheet resources

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Management of Risk

OVERVIEW

This section provides details on how we manage risks and capital resources, as well as our efforts to comply with the Basel II Capital Accord. We manage risk and related balance sheet (including capital) resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of our risk and balance sheet resources. Our risk management structure is presented in the diagram below. During 2004, all risk management policies were approved or renewed by the applicable Board and management committees. Further details on the Board and management committees, as applicable to the management of risk, are provided in the Governance section.

     Treasury, Balance Sheet and Risk Management (TBRM), led by the Vice Chair and Chief Risk Officer, facilitates the management of risk and balance sheet resources, and comprises:

•	Treasury — provides organization-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;

•	Credit and Investment Portfolio Management — applies market-based techniques and models to the management of balance sheet resources attributed to corporate and commercial loans and merchant banking investments;

•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process; is responsible for the consolidation of economic capital and other elements of the balance sheet and their related parameters and methodologies, and is responsible for independently vetting all models; and

•	Other independent risk management services and functions —adjudicate, measure, monitor and control our global credit, market, liquidity and operational (including reputation and legal) risks.

TBRM along with Technology and Operations, is co-leading our efforts to comply with the requirements of the Basel II Capital Accord. For additional details, see the Basel II Capital Accord section.

Numbers quoted in this section are as of October 31, 2004, unless otherwise stated.

Risk Management Structure

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

MANAGEMENT OF CREDIT RISK

Credit risk primarily arises from our direct lending activities, and, to a lesser extent, from our trading, investment and funding operations. Credit risk is defined as the risk of loss due to borrower or counter-party default.

Infrastructure

The Capital and Risk Committee (CRC) is responsible for reviewing our key credit risk management policies. These policies are approved by the Risk Management Committee (RMC) annually. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with these policies.

     Senior management reports regularly, but not less than quarterly, to the RMC on material credit risk matters, including individual credit transactions, compliance with policies, portfolio trends, impaired loans and credit loss provisioning levels. In addition, we review impaired loan balances, and allowances and credit loss provisioning levels with the Audit Committee on a quarterly basis.

Policies, procedures and standards

Our credit risk policies, procedures and standards outline the credit risk appetite, as well as the detailed parameters under which credit risk is to be controlled. Policies establish the basis for how credit is granted, measured, aggregated, monitored and reported. In this regard, we have policies for the control of credit risk within both the consumer loan portfolio and the business and government loan portfolio, including all hedging-related activities.

     Environmental risk is fully integrated into the overall credit assessment process, with credit policies, guidelines and environmental risk management standards in place covering lending to small and medium-sized businesses and the large corporate sector.

Measurement, monitoring and control

The day-to-day responsibility for measuring and monitoring credit risk is delegated to TBRM. This is accomplished through the establishment of lending policies; the approval of all models used for risk rating and credit scoring of individual loans; the exercising of approval authority for credit transactions; the monitoring of exposures against policies and limits; and the rigorous management of past due, high-risk and impaired loans by specialized groups.

     TBRM also uses market-based techniques in the management of the credit risk component of economic capital. It applies enhanced credit models to the analysis of the large corporate credit portfolio. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. By the same means, selected credit exposures are added to the portfolio to enhance diversification and increase returns.

Consumer loans

Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well suited to the identification and management of risk for portfolios that consist of a large number of relatively small dollar-sized transactions. Our consumer loan portfolio is well diversified to ensure that concentrations by client and product type are within prudent and acceptable limits.

     Consumer credit risk is managed by Retail Risk Management (RRM), a function within TBRM. Its mandate is to provide independent, organization-wide oversight of the management of credit risk in our retail portfolio. RRM has the responsibility for developing risk tolerance recommendations for senior management and Board approval, and for establishing policies, practices and control mechanisms that ensure the portfolio performs within approved limits. RRM meets with the Senior Executive Team (SET) weekly to report on and review current retail credit risk matters. Senior management and the SET also receive monthly portfolio reviews that outline the health of the retail portfolio. RRM reports to the RMC quarterly to ensure proper oversight and approval from the Board on all risk policies, actions and systems.

     Consumer loans constitute 75.0% of our net loan portfolio, including acceptances. These loans represent millions of borrowers with relatively small individual loan balances. Residential mortgages, which constitute 68.0% of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with our managed growth strategy for this business, residential mortgages increased by $2.6 billion from the prior year on a balance sheet basis, and by $7.3 billion or 9.5% on a managed basis. Our consumer loan growth strategy also resulted in an increase of 16.9% in the personal loan portfolio (excluding student loans) and 3.2% in the managed credit card portfolio. On a balance sheet basis, the credit card portfolio decreased by 8.2% due to the securitization of $1.4 billion of credit card assets during the year. The discontinued student loan portfolio continued to decrease in 2004 and is down 19.7% from the prior year.

Business and government loans

Within the business and government loan portfolio, qualified lenders undertake a detailed assessment of credit transactions and assign internal risk ratings according to an approved methodology. All business and government loans have ratings appropriate for their businesses, which reflect probability of default of the counterparty and/or loss given default and/or probability of loss of the credit facility.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     The internal risk ratings standardize the quantification of risk across portfolios, assist in monitoring the portfolio and are key inputs used in our economic models for the attribution of the credit risk component of economic capital. The risk ratings also affect the level of seniority of approval required.

     The approval process is highly centralized, with all significant credit requests submitted to a credit risk management unit of TBRM that is independent of the origination businesses. Approval authorities are well defined and are a function of the risk rating and amount of credit requested. In certain cases, credits must be referred to a credit committee or to the Board for approval.

     Individual credit exposures are monitored on an ongoing basis with a full risk assessment documented not less than annually. Higher-risk accounts are subject to close monitoring and are reviewed not less than quarterly. In addition, a specialized loan workout group handles the management of the highest risk accrual and non-accrual loans to minimize loss.

     We diversify the business and government loan portfolio by establishing and continually monitoring exposures against concentration limits established for individual borrowers or group of related borrowers, industry sectors, geographic regions and selected products and/or types of lending.

     Business and government loans (including acceptances) constitute 25.0% of our total credit portfolio and are 4.2% lower than last year. This is consistent with our strategy to aggressively manage balance sheet resources. In addition, over the year, we have aggressively managed our exposure to any single name/group of related borrowers’ concentrations by adhering to strict underwriting standards, loan sales and hedging activities.

     The portfolio is diversified by industry, with the largest industry group, non-residential mortgages, constituting 13.9% of total business and government loans (including acceptances).

     Geographically, 90.3% of the business and government loan portfolio is in North America, with the remaining balance predominantly in the United Kingdom and Western Europe. Exposures in Asia Pacific, Eastern Europe, Latin America and the Middle East, and elsewhere are limited. Country risk is the risk of doing business in or with the country and reflects economic, political, social, institutional and other risks. Country risk ratings assigned to individual countries are reviewed annually. We actively manage country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk including its subcomponents, such as bank deposits and trade finance.

     The majority of our credit risk exposure relates to the loan and acceptances portfolio. However, we also engage in activities that expose us to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 22, 24 and 25 to the consolidated financial statements. We manage these exposures through the credit risk management framework, as described above.

Loans held for sale

During the year, we sold loans held for sale amounting to $1.3 billion (2003: $493 million), with total authorizations of $2.0 billion (2003: $925 million) for a gain of $142 million (2003: $22 million), which was included in other non-interest income. As at October 31, 2004, the net amount of loans held for sale was nil (2003: $1.3 billion), with total authorizations of $17 million (2003: $1.9 billion).

Credit derivatives

We are active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of our clients and as a principal when managing our own credit portfolios. We are an active user of single-name credit derivatives in addition to synthetic collateralized loan obligations (CLOs) to reduce credit risk as part of managing our overall credit portfolio. Credit derivatives are used to mitigate industry sector concentrations and single-name exposure, or as part of portfolio diversification techniques.

Business and government loans (including acceptances) by industry group(1)

(1)	Industry classifications provided have been summarized. For further details, see the Supplementary annual financial information.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

     The largest sector concentrations hedged through these programs were oil and gas ($1.6 billion) in the resource-based industries group, financial intermediaries ($1.1 billion) and utilities ($517 million). The notional amount outstanding relating to credit protection purchased (including synthetic CLOs) was $5.6 billion, as at October 31, 2004, including credit derivatives of $3.3 billion.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives market making, and portfolio management activities. We measure and manage the credit exposure on our derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating techniques for each obligor, such as netting and margin arrangements. Under such an agreement, we obtain collateral from, and/or pledge collateral to, our counterparties, consisting primarily of cash or marketable securities that are revalued on a regular basis.

     Our derivative credit exposure represents a variety of product types. Investment grade counterparties account for 91.1% of our derivative credit exposure. We actively measure and monitor our credit exposure arising from our derivative activities.

Impaired loans

While we impose a disciplined approach to risk by continuously monitoring all credit exposures, we also aggressively manage all impaired accounts.

     During the year, $1.9 billion of loans were newly classified as impaired, down $271 million from 2003. Overall, new Canadian classifications increased by $78 million, while new foreign classifications decreased by $349 million, of which $136 million were related to classifications in the U.S.

     Reductions in gross impaired loans through remediation, repayment or sale were $1.2 billion, down $551 million from 2003. The decrease included $608 million related to business and government loans, partially offset by a $57 million increase in consumer loans. For the year, write-offs totalled $960 million, down $352 million from the prior year. Business and government loan write-offs accounted for $410 million of this decrease, while consumer loan write-offs increased by $58 million.

CHANGES IN NET IMPAIRED LOANS(1)

	Business and			Business and			Business and
	government	Consumer	2004	government	Consumer	2003	government	Consumer	2002
$ millions, as at or for the years ended October 31	loans	loans(2)	Total	loans	loans(2)	Total	loans	loans(2)	Total
Gross impaired loans
Balance at beginning of year	$975	$401	$1,376	$1,864	$411	$2,275	$1,197	$505	$1,702
New additions	717	1,224	1,941	1,098	1,114	2,212	2,354	1,008	3,362
Returned to performing status, repaid or sold	(763)	(485)	(1,248)	(1,371)	(428)	(1,799)	(583)	(501)	(1,084)

Gross impaired loans prior to write-offs	929	1,140	2,069	1,591	1,097	2,688	2,968	1,012	3,980
Write-offs	(206)	(754)	(960)	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)

Balance at end of year	$723	$386	$1,109	$975	$401	$1,376	$1,864	$411	$2,275

Specific allowance
Balance at beginning of year	$437	$418	$855	$595	$443	$1,038	$519	$525	$1,044
Write-offs	(206)	(754)	(960)	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)
Provisions	86	617	703	741	552	1,293	1,097	403	1,500
Transfer to loans held for sale	—	—	—	(292)	—	(292)	—	—	—
Recoveries	109	106	215	74	108	182	92	125	217
Foreign exchange and other adjustments	(12)	—	(12)	(65)	11	(54)	(9)	(9)	(18)

Balance at end of year(3)	$414	$387	$801	$437	$418	$855	$595	$443	$1,038

Net impaired loans
Balance at beginning of year	$538	$(17)	$521	$1,269	$(32)	$1,237	$678	$(20)	$658
Net change in gross impaired	(252)	(15)	(267)	(889)	(10)	(899)	667	(94)	573
Net change in allowance	23	31	54	158	25	183	(76)	82	6

Balance at end of year(3)	$309	$(1)	$308	$538	$(17)	$521	$1,269	$(32)	$1,237

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.19%			0.33%			0.77%

(1)	Impaired loans include loans held for sale of nil (2003: $58 million; 2002: nil), loan substitute securities of $1 million (2003: $30 million; 2002: $30 million) and allowances for credit losses of $1 million (2003: $3 million; 2002: nil) relating to loan substitute securities.

(2)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(3)	Balance excludes allowances on letters of credit totalling $2 million (2003: $1 million; 2002: $1 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, acceptances, loan substitute securities, and loans held for sale.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Allowance for credit losses

The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.

     Specific allowances are typically recorded only when loans are identified as impaired. For business and government loans, specific allowances are established through ongoing assessments of the portfolio on an account-by-account basis when impaired loans are identified. Specific allowances for consumer loans are determined by reference to historical ratios of write-offs to balances in arrears.

     The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified. The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken on these.

     The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that drive the general allowance calculation are reviewed and updated quarterly, based on our experience and that of the market in general. Senior management reviews the resulting general allowance calculation on a quarterly basis.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience in the market over time. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical flow and loss rates.

     As at October 31, 2004, the specific allowance for credit losses was $803 million, down $53 million from 2003. The change was the result of a decrease of $31 million in respect of the consumer loan portfolio, and a decrease of $22 million in respect of the business and government loan portfolio.

     Our total allowance for credit losses as at October 31, 2004, including the general allowance, of $1,828 million was viewed as appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets.

     While we believe that the allowance for credit losses is appropriate as at October 31, 2004, future additions to or drawdowns from the allowance will be subject to continuing evaluation of risks in the loan portfolio and changing economic conditions.

Provision for (recovery of) credit losses

PROVISION FOR (RECOVERY OF) CREDIT LOSSES

$ millions, for the years ended October 31	2004	2003	2002
Canada
Residential mortgages	$2	$3	$3
Student	(37)	—	—
Personal	265	170	108
Credit card	370	366	271

Total consumer loans	600	539	382

Non-residential mortgages	(4)	2	4
Financial institutions	3	1	(3)
Service and retail industries	45	97	37
Manufacturing, consumer and capital goods	31	28	25
Real estate and construction	(11)	(1)	(29)
Agriculture	63	35	13
Resource-based industries	(2)	4	1
Telecommunications, media and technology	5	(10)	76
Transportation	—	17	3
Utilities	(1)	8	11
Other	2	6	1

Total business and government loans	131	187	139

	731	726	521

United States
Total consumer loans	17	13	18
Financial institutions	(1)	7	(2)
Service and retail industries	(5)	37	12
Manufacturing, consumer and capital goods	(16)	36	18
Real estate and construction	(5)	(1)	38
Resource-based industries	(29)	18	292
Telecommunications, media and technology	(26)	20	381
Transportation	2	7	27
Utilities	—	12	70

	(63)	149	854

Other countries
Total consumer loans	—	—	3
Financial institutions	54	(1)	(2)
Service and retail industries	(7)	117	(1)
Real estate and construction	(3)	(3)	(4)
Agriculture	—	—	(1)
Resource-based industries	(9)	6	18
Telecommunications, media and technology	1	30	108
Utilities	(1)	41	4

	35	190	125
Loans held for sale portfolio	—	228	—

Credit losses charged to income
Specific provision	703	1,293	1,500
General provision	(75)	(150)	—

Total credit losses charged to the consolidated statements of income	$628	$1,143	$1,500

As a percentage of total net loans and acceptances	0.44%	0.82%	1.04%

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers appropriate to cover all probable credit-related losses in the portfolio, giving due regard to existing economic conditions and credit protection purchased.

     Provision for credit losses charged to income in 2004 was $628 million, compared with $1.1 billion in 2003. Specific provision for credit losses in 2004 was $703 million, compared with $1.3 billion in 2003. The significant reduction in the specific provision for credit losses in 2004 was attributable to the business and government loan portfolio and reflects continuing reductions, substantial recoveries and improved credit quality. Specific provision for credit losses attributable to consumer loans in 2004 increased to $617 million due to continued portfolio growth and higher loss ratios in unsecured credit products.

     The general allowance was reduced in 2004 by $75 million, to $1,025 million, primarily due to reductions in the business and government loan portfolio.

MANAGEMENT OF MARKET RISK

Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Infrastructure

TBRM is responsible for managing market risk through an integrated internal control framework that encompasses policies, procedures and standards for measuring, monitoring and controlling market risk. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.

     Data from trading systems are consolidated in a central market risk management database. Centralized independent risk measurement and access to the database support the global management of market risk through integrated risk reporting and analysis, and limit monitoring. We generate a daily detailed risk report and limit-monitoring summary, based on the previous day’s trading. This report provides an organization-wide view of market risk and is integral to the review of risk exposure. Each day, all risk positions are monitored, and those that exceed authorized limits are promptly reported to senior management. Reports on overall compliance with risk limits are also made weekly.

Policies, procedures and standards

Market risk policies, procedures and standards are formally presented to, and approved by, RMC and CRC.

     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which we manage our overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.

     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Tier 1 limits are our overall market risk and worst-case scenario limits.

•	Tier 2 limits are designed to control the risk profile in each business.

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the SET; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.

     Policies also outline requirements for yield curve and valuation model construction, and link to accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.

Measurement, monitoring and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We use several different risk measures:

•	VaR, which enables the like-for-like comparison of risk in different businesses and asset classes.

•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.

•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Value-at-Risk

Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them,

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect of combining the risks.

Stress testing and scenario analysis

Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.

     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.

     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

Backtesting

The process of backtesting is key to the sustained integrity of our risk models. For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that it remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.

Trading activities

We hold positions in traded financial instruments to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions with clients and from proprietary trading. Traded instruments include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products. Positions are recorded at fair value.

     The VaR by risk type table below shows the mix of market risks through 2004 by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spread arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian and U.S. markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2004, aggregate risk levels were generally lower than in 2003, with reductions in credit spread and equity risk, partially offset by increased interest rate risk. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk, consistent with our goal of low earnings volatility.

VaR BY RISK TYPE — TRADING PORTFOLIO

	2004				2003
$ millions, as at or for the years ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$6.0	$4.4	$8.8	$2.1	$2.5	$3.7	$8.1	$1.9
Credit spread risk	2.9	2.7	5.0	2.2	2.6	4.3	7.0	2.3
Equity risk	4.7	5.2	7.4	4.3	5.4	6.3	9.7	4.1
Foreign exchange risk	0.2	0.7	2.1	0.2	1.0	0.6	1.7	0.2
Commodity risk	2.0	1.5	3.2	0.8	0.8	1.3	2.7	0.7
Diversification effect(1)	(7.0)	(7.2)	NM(2)	NM(2)	(6.1)	(7.0)	NM(2)	NM(2)

Total risk	$8.8	$7.3	$10.5	$5.4	$6.2	$9.2	$16.4	$5.3

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Trading revenue in 2004 was $725 million and trading revenue (TEB)(1) was $863 million. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2004. Trading revenue (TEB)(1) was positive for 90% of the days in 2004, compared with 85% in 2003 and 74% in 2002. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $3.5 million in 2004, compared with $3.7 million in 2003 and $2.5 million in 2002. The trading revenue (TEB)(1) and VaR backtesting graph below compares the 2004 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.

Frequency distribution of daily 2004 trading revenue (TEB)(1)

Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see Non-GAAP measures section. Trading revenue (TEB) charts exclude the impact of adjustments related solely to the internal reclassification of revenue.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Non-trading activities

Market risks also arise from our retail banking business, investment portfolios and other non-trading activities. We offer and originate a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from structural on-balance sheet assets and liabilities and from investments in foreign operations are also included in non-trading activities.

     The VaR by risk type table below shows the mix of non-trading risks by type and in aggregate (excluding the investment portfolio). These risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the different positions. During 2004, risk levels were generally lower than in 2003, with the reduction concentrated primarily in interest rate risk due to the change in assumptions outlined in the Interest rate risk section below, and consistent with our strategy of retaining limited directional exposure in the asset/liability gap.

VaR BY RISK TYPE — NON-TRADING PORTFOLIO

	2004				2003
$ millions, as at or for the years ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$38.9	$42.4	$60.9	$30.2	$43.0	$49.9	$64.4	$32.7
Interest rate risk (revised)(1)	22.3	21.8	31.5	14.1	—	—	—	—
Credit spread risk	0.8	2.0	3.4	0.8	3.3	4.0	6.9	2.6
Equity risk	0.5	2.2	8.5	0.5	2.4	2.9	5.7	1.5
Foreign exchange risk	1.2	0.7	4.2	0.2	0.7	1.8	5.2	0.7
Diversification effect(2)	(2.6)	(5.1)	NM(3)	NM(3)	(7.3)	(9.6)	NM(3)	NM(3)

Total risk	$38.8	$42.2	$60.9	$29.9	$42.1	$49.0	$63.7	$31.8
Total risk revised(1)	22.3	21.5	31.3	14.0	—	—	—	—

(1)	As referenced in the Interest rate risk section below; revised measures calculated from January 2004.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect. The portfoliio diversification effect when using the revised interest rate risk is $(2.5) million and $(5.2) million for year-end and average, respectively.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.

     Our total non-trading interest rate risk exposure, as at October 31, 2004, is included in Note 14 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing date or maturity date. In 2004, we updated this disclosure to include the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage our structural interest rate position. The effect of this change is shown separately in Note 14, and risk measures for 2004 are shown both with and without this revision. The interest rate position reported in Note 14 presents our risk exposure only at a point in time. Exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

     Given our consolidated maturity and repricing portfolio profile at October 31, 2004, as adjusted for estimated prepayments, an immediate 1% increase in interest rates across all maturities would increase net income after taxes by approximately $100 million over the next 12 months, and increase common shareholders’ equity as measured on a present value basis by approximately $220 million including structural assumptions noted above (decrease of approximately $194 million, excluding the impact of structural assumptions).

Credit spread risk

Non-trading credit spread risk arises primarily from portfolios of debt securities held for liquidity management purposes. Credit spread VaR is reported for marketable securities only, and excludes other non-trading credit-sensitive assets, such as loans.

Foreign exchange risk

Non-trading foreign exchange risk arises primarily from structural on-balance sheet assets and liabilities and from investments in foreign operations. Our approach to the structural foreign exchange position, and other non-trading foreign exchange risk, is designed to ensure this exposure is minimized.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Equity risk

Non-trading equity risk arises primarily from merchant banking activities, as well as from equity-linked retail products, including embedded optionality, and associated hedges. A variety of cash instruments and derivatives, including equity swaps, futures and options, are used to manage and control these exposures.

Investment portfolio

We have $1.9 billion in the active and strategic merchant banking portfolios. Merchant banking investments are subject to oversight by the Investment Committee, as described in the Governance section. The active portfolio consists of $1.7 billion of debt, equity and private equity fund investments. This portfolio was down 22.7% from the prior year due to a combination of write-downs and sales efforts to reduce exposures. The portfolio is diversified from an industry perspective with 13 principal industry groups.

Active merchant banking portfolio industry diversification(1)

(1)	The industry classifications represent those for debt and equity securities, including the underlying investees of the fund investments.

Non-exchange traded commodity derivatives

We control and manage our commodity derivatives risk through its VaR and stress testing methodologies as described earlier. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2004	Positive	Negative	Net
Maturity less than 1 year	$1,006	$(971)	$35
Maturity 1 — 3 years	711	(706)	5
Maturity 4 — 5 years	322	(364)	(42)
Maturity in excess of 5 years	324	(402)	(78)

Gross fair value of contracts	$2,363	$(2,443)	$(80)

During the year, we had exposure to energy and other commodity derivatives. Wherever possible, we independently verify the fair value of the positions using third-party pricing sources. In the event that these are not available, independently approved modelling techniques or other valuation methodologies are used. The table below summarizes the sources of the fair value of the commodity exposures.

SOURCES OF FAIR VALUE

	Gross fair value of contracts
	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	2004	2003
$ millions, as at October 31	1 year	1 – 3 years	4 – 5 years	5 years	Total	Total
Sources of fair value
Quoted prices from external sources	$35	$5	$5	$(41)	$4	$(53)
Prices based upon models or other valuation methodologies	—	—	(47)	(37)	(84)	6

	$35	$5	$(42)	$(78)	$(80)	$(47)

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

MANAGEMENT OF OPERATIONAL RISK

Operational risk is the loss resulting from inadequate or failed processes or systems, human factors, or external events.

Infrastructure

Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk, which is inherent in all of our activities. TBRM is responsible for measuring, monitoring and controlling operational risk on an organization-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that were affirmed by the RMC and the Operations and Administration Committee (OAC) during 2004.

     The OAC directs the management of operational risk and oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit and Risk Management Committees for maintaining a strong and disciplined internal control environment, which provides reasonable assurance of prudent operational risk management and an effective internal control structure.

     Our infrastructure groups support the businesses in this regard by maintaining a comprehensive self-assessment process that encompasses measuring, monitoring and controlling the effectiveness of controls. The results of this self-assessment are reported to the Board, the Audit Committee, the SET and the OAC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the OAC on the effectiveness of, and adherence to, internal control policies, procedures and standards.

Policies, procedures and standards

We have a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure across the organization. Operational risks driven by people and processes are mitigated through human resource policies and practices, and procedural controls, respectively. Operational risks driven by systems are managed through controls over systems development and change management. As a result, people, processes and systems are managed so that operational risk is controlled at acceptable levels, given our strategy and the environment in which we operate.

     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. In the event that an operational risk results in a loss, we seek to cover the loss through earnings, capital and, for certain types of losses, insurance. Furthermore, the risk of catastrophic loss is covered through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity losses arising from criminal activity, property loss or damage, and liability exposures. We evaluate each type of coverage on the basis of a cost-benefit analysis. We also have a global business continuity plan in place to ensure that our key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting our operations. The business continuity plan is regularly updated and tested. Our insurance, business continuity management and other related programs are overseen by TBRM.

     Enhancing the management of reputation and legal risk continues to be a focus and is overseen by the Financial Transactions Oversight Committee, which was established in February 2004 in accordance with the commitments we made in our agreements with OSFI, the U.S. Department of Justice (DOJ), and the Federal Reserve Bank of New York. Work continues to ensure that policies and procedures that support reputation and legal risk management are sustainable.

     We have in place a corporate environmental management program to ensure responsible conduct towards the environment in all activities, and to safeguard the interests of the organization and its stakeholders from all forms of environmental risk.

Measurement, monitoring and control

We have developed and continue to enhance our operational risk measurement methodology with the objective of receiving regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2007. This measurement methodology uses historical loss information, where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (or combined expected losses) are used to determine the operational risk component of economic capital that is attributed to all of our business lines and infrastructure groups. In line with BIS proposals, our operational risk measurement methodology attributes operational risk capital to expected losses arising from the following event types:

•	Legal liability (with respect to third parties, clients and employees)

•	Client restitution

•	Regulatory, compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors, and

•	Theft, fraud and unauthorized activities

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

MANAGEMENT OF LIQUIDITY, OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CAPITAL RESOURCES

MANAGEMENT OF LIQUIDITY RISK

Liquidity risk arises from our general funding needs and in the management of our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable prices or selling assets on a forced basis.

     We manage liquidity risk according to policies that seek to maintain sufficient liquid financial resources to continually fund our balance sheet and meet all of our funding obligations in all market environments on an ongoing, daily basis and in the most cost-effective manner possible.

     Liquidity risk is actively managed with a view to exposure containment and mitigation.

Infrastructure

The Board establishes liquidity risk parameters that recognize the credit-sensitive nature of our business activities and that depositor confidence is critical. Global liquidity management within CIBC is the responsibility of TBRM. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.

     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.

Policies, procedures and standards

Our liquidity policies and standards are reviewed and approved annually by the RMC. Limits are established on net cash outflows in both Canadian dollars and foreign currencies, and minimum liquid asset inventories, and guidelines are set to ensure adequate diversification of funds. Policies, procedures and standards govern measurement requirements and define approved liquidity limits. The policy framework includes clearly defined change control processes for management information systems development and implementation, and TBRM participation in all new initiatives requiring funding. The RMC is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Measurement, monitoring and control

Liquidity measurement is integral to the containment of risk exposure through the use of a prudent distribution of liability maturities, to ensure manageable net cash outflows in any given time horizon. The measurement of our liquidity reflects our estimates and judgment pertaining to the behaviour of clients under certain market conditions.

     Our measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports, subject to independent monitoring and review.

     We maintain and periodically update a liquidity contingency plan for responding to stress events. While normal daily funding requirements are addressed by the liquidity risk management framework, stress event impacts are measured through scenario analyses, performed periodically on cash flow assumptions. Scenarios are designed to measure the potential impact of abnormal market conditions on the liquidity risk profile and further enhance insight into potential liquidity risk exposures.

Term funding sources and strategies

We are a major banking intermediary in Canada. A major intermediary provides the working capital needs of the economy and is a major participant in both the payment system and in the domestic capital markets.

     On a consolidated basis, we prudently manage our liquidity so that we are able to meet both short-term and long-term cash requirements. Ongoing funding for current operations is managed within a set of short-term net cash outflow limits and individual depositor concentration guidelines.

     Strategies include well-diversified sources of funding, an active program of wholesale funding term extension, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of higher-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower short-term wholesale funding needs.

     Planning for funding requirements under liquidity stress events includes liquidity stress modelling. By stressing our balance sheet under various liquidity event scenarios, we can plan responses that ensure the availability of sufficient funds without having to access wholesale markets for additional funding for a specified period.

     We obtain funding through wholesale and retail sources. Access to wholesale funding sources, and the cost of that funding, are dependent on various factors, including credit ratings. A reduction in these ratings could adversely affect the cost of funding or trigger increased collateral requirements for derivative transactions. Over the past year, our wholesale funding spreads have not materially changed and our credit ratings have remained constant.

     Consistent with liquidity risk mitigation strategies, we have continued to expand and diversify our funding sources by client, currency, type and geographic location. In particular, we have enhanced our term funding with a range of maturity profiles and funding

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

instruments. We use derivative instruments in the management of liquidity risk and funding to help achieve our desired interest rate risk profile.

     Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at October 31, 2004, Canadian dollar deposits from individuals totalled $72.0 billion.

     In addition to the issuance of unsecured wholesale debt, we have historically securitized various financial assets, including credit card receivables and guaranteed residential mortgages.

     We also address potential liquidity risk exposure through the maintenance of segregated term-funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. Liquid assets as at October 31, 2004, totalled $84.8 billion and included cash of $1.0 billion, securities of $54.4 billion, deposits with banks of $11.2 billion and $18.2 billion of securities borrowed or purchased under resale agreements.

     In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at October 31, 2004, totalled $22.5 billion. An organization-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets.

     Liquidity of our major subsidiaries is continually evaluated, factoring in foreign jurisdiction regulatory restrictions, and operational, tax, economic and other business impediments around movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity.”

     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.

OFF-BALANCE SHEET ARRANGEMENTS

We enter into several types of off-balance sheet arrangements in the normal course of our business. These off-balance sheet arrangements include VIEs, derivatives, credit-related arrangements and guarantees.

Variable interest entities

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     VIEs are used for securitizing our own assets or third-party assets. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain predefined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and have recourse to, the VIE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee facility. Accordingly, the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.

Securitization of our own assets

Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE should be consolidated into our financial statements. Where the criteria for allowing recognition of the securitization as a sale of assets and for non-consolidation for financial reporting purposes are met, we record the sale. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We periodically review the carrying value of these retained interests for impairment and when a decline in value is identified that is other-than-temporary, the affected carrying amount is written down to its fair value. We continue to service all securitized assets after transfer. As at October 31, 2004, the total amount of securitized assets outstanding, which we continue to service, was $15.1 billion and associated retained interests amounted to $412 million. During the year, we recorded $191 million in securitization revenue, which included $52 million from gains on sale of securitized assets. Expenses arising from securitizations are not significant.

Credit card receivables

Credit card receivables are securitized through trusts in Canada and the U.S., which are established to purchase the receivables with the proceeds of securities issued by the trust. We sell receivables to the trusts on a non-recourse basis but continue to maintain credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interests. In addition, we may hold subordinated notes issued by the trusts. These trusts meet the criteria for a Qualifying Special Purpose Entity pursuant to AcG-12, “Transfers of Receivables” and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating these trusts.

     In Canada, trusts are established to purchase credit card receivables from CIBC. We are one of several underwriters that distribute securities issued by the trusts. We may provide credit enhancement to the trust through over-collateralization and also arrange for a third party to provide credit enhancement to the trust through a letter of credit. In some instances, we may hold the subordinated notes issued by the trust. As at October 31, 2004, total assets in the trusts were $1.7 billion, all of which had been sold to investors via trust-issued securities, except for $92 million of subordinated notes which we hold. In addition, we retained seller interests in the trust in the form of interest-only strips, representing future excess spreads, that arose from the calculation of gain or loss at the time assets were sold to the trusts. In 2004, we sold $1.4 billion of credit card receivables through a securitization transaction to a trust. We received cash proceeds of $1.4 billion and retained the rights to future excess interest on the receivables with a carrying value of $8 million. In addition, we hold $92 million of subordinated notes in the trust. There was no significant gain or loss, net of transaction costs. In addition, we acted as the structurer and lead underwriter for the transaction and retained servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. During the year, we recorded $39 million in securitization revenue from the securitized Canadian credit card receivables.

     In the U.S., through our credit card subsidiary Juniper, we have sold credit card receivables through a bankruptcy remote corporation to a trust that is established to purchase the receivables via trust-issued securities. We have provided credit enhancement to the trust by retaining a subordinated interest in the trust, funding cash reserve accounts and subordinating our accrued interest receivable. Third-party underwriters sponsor facilities that purchase certificates from the trust. These purchased securities are combined with larger pools of third parties’ securitized assets from which securities are issued to investors. As at October 31, 2004, total assets in the trust were $1.4 billion, all of which had been sold to investors via trust-issued securities except for $30 million of subordinated interests in the trust which we hold. During the year, we securitized $159 million of U.S. credit card receivables and recorded $53 million in securitization revenue. As at October 31, 2004, retained interests amounted to $63 million in the form of subordinated interests, accrued interest receivables, cash reserve accounts and interest-only strips. We rely on securitizations to fund approximately 90% of our Juniper credit card business. On August 18, 2004, we announced the sale of Juniper to Barclays Bank PLC and the transaction closed on December 1, 2004. Upon closing, our arrangement and relationship with the securitization trust ceased.

Residential mortgage loans

We securitize certain fixed- and variable-rate residential mortgage loans through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues bond-like securities to investors. We maintain the client account relationships and continue to service the securitized loans. There are no expected credit losses on the securitized loans as they are guaranteed. We also enter into swap arrangements with the trust to exchange monthly cash flows from the securitized assets into non-amortizing bond cash flows with fixed interest payments and principal at maturity. Cash flows from the swap arrangements relating to principal repayments on the securitized assets are used to purchase replacement assets for the trust. During the year, we securitized $7.9 billion of guaranteed residential mortgage loans through the creation of mortgage-backed securities. We subsequently sold $7.3 billion, including replacement assets from the swap arrangements under the Canada Mortgage Bond Program, and recorded $96 million in securitization revenue, including gains on sale of $52 million. We retained no seller interest in the trust, except for the interest-only strips calculated at the time of securitization. During the year, we also recorded income of $29 million from the swap arrangements in other non-interest income. As at October 31, 2004, outstanding securitized residential mortgage loans were $11.8 billion and retained interests amounted to $231 million.

Other assets

We have also securitized commercial mortgage loans in prior years and retain some risk of loss from these securitizations to the extent of our retained interests. As at October 31, 2004, outstanding securitized commercial mortgage loans were $100 million and retained interests amounted to $11 million. During the year, we recorded $3 million in securitization revenue from the securitized commercial mortgage loans.

     For additional details of our securitization activities involving our own assets and the sensitivity analysis on the retained interests, see Note 6 to the consolidated financial statements.

Securitization of third-party assets

We administer several VIEs in Canada that purchase pools of third-party financial assets, such as CDOs, mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issue of

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

commercial paper or other notes to investors. Third parties that transfer assets to the conduits may continue to service the assets, and may be exposed to credit losses realized on these assets, typically through over-collateralization of the conduits with the assets sold to it or other retained interests. We have no ownership interests in these conduits. The conduits may obtain credit enhancement from third-party providers. We may provide commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. We may be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduits’ investors or to limit or change the interest rate risk of the conduit. All fees earned in respect of these activities are on a market basis. At October 31, 2004, these Canadian conduits had assets of approximately $11.1 billion.

     We also act as an administrator or financial advisor to conduits that purchase clients’ financial assets.

     In addition, we may provide liquidity facilities together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.

     Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with these conduits was approximately $17.0 billion. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.

     We act as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. The creditors of the CDOs have no recourse to our general credit. Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with the CDOs was approximately $485 million. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs. The total assets in these CDOs at October 31, 2004, amounted to approximately $11.9 billion.

     For the year ended October 31, 2004, revenue from all of the above activities amounted to approximately $41 million.

Other financial transactions

We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private banking clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.

     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.

     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.

     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We use derivatives for both trading and asset/liability management (ALM). For further details, see Note 22 to the consolidated financial statements. In addition, Note 1 to the consolidated financial statements explains how we account for both trading and ALM derivatives.

Credit-related arrangements

The table below summarizes our credit-related arrangements. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

CREDIT-RELATED ARRANGEMENTS

	Contract amounts expiration per period
	Less than	1 – 3	4 – 5	Over	2004	2003
$ millions, as at October 31	1 year	years	years	5 years	Total	Total
Lines of credit(1)	$44,516	$4,774	$3,047	$633	$52,970	$79,837
Securities lending	33,813	—	—	—	33,813	27,156
Guarantees and standby letters of credit	3,950	515	802	1,732	6,999	8,350
Documentary and commercial letters of credit	165	15	—	2	182	137
Other(2)	568	—	—	—	568	362

	$83,012	$5,304	$3,849	$2,367	$94,532	$115,842

(1)	Includes irrevocable lines of credit totalling $39.6 billion (2003: $65.0 billion), of which $31.2 billion (2003: $55.4 billion) will expire in one year or less, and excludes personal lines of credit, and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Includes forward asset purchases.

Guarantees

We enter into various guarantee contracts. For a detailed description of guarantees, see Note 24 to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table includes aggregated information about our contractual obligations:

CONTRACTUAL OBLIGATIONS(1)(2)

	Less than	1 – 3	3 – 5	Over
$ millions, as at October 31, 2004	1 year	years	years	5 years	Total
Subordinated indebtedness	$25	$—	$—	$3,864	$3,889
Investment commitments(3)	737	—	—	—	737
Operating leases	344	548	383	1,071	2,346
Purchase obligations(4)	463	665	460	61	1,649
Deposits(5)	146,415	25,087	14,491	4,584	190,577
Pension contributions(6)	103	—	—	—	103

	$148,087	$26,300	$15,334	$9,580	$199,301

(1)	Includes obligations that are enforceable and legally binding on CIBC.

(2)	Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheets and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(3)	As an investor in merchant banking activities we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the specific timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(4)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow CIBC to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes CIBC’s obligations without regard to such termination clauses (unless actual notice of CIBC’s intention to terminate the agreement has been communicated to the counterparty).

(5)	As the specific timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

(6)	Subject to change since contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2005 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

MANAGEMENT OF CAPITAL RESOURCES

Capital resources comprise common and preferred shareholders’ equity and subordinated debt. For regulatory purposes, minority interests and general allowance for credit losses are added, and goodwill and certain specified investments are deducted. Capital is managed in terms of amount and structure in accordance with our own capital policies and OSFI guidelines.

Infrastructure

Capital strength is vital to our safety and soundness. It protects our depositors and creditors from risks inherent in our various businesses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.

     TBRM is responsible for managing capital in our legal entities, as well as in the consolidated bank, and for ensuring that we remain well capitalized.

Policies, procedures and standards

Policies and associated guidelines are approved annually by the Board, and are intended to balance the need to be well capitalized with a cost-effective capital structure.

Management of capital resources

Consistent with our policies and guidelines, we continually rebalance our capital by redeeming and refinancing preferred shares and debentures. Overall, the mix of capital instruments has normally not been materially different from year to year. With the introduction of new accounting standards, however, certain preferred share structures, for example those with a holder’s option to convert to common shares, may be gradually replaced by alternative capital instruments, such as trust preferred securities or perpetual preferred shares with no conversion features. The following were the main capital initiatives undertaken in 2004:

Share repurchase program

Under the terms of a normal course issuer bid, which commenced on December 24, 2003, we repurchased and cancelled approximately 18.4 million common shares during the period ended October 31, 2004 for an aggregate consideration of $1.2 billion.

     Subsequent to year-end, on November 4, 2004, we announced our intention, subject to receiving all necessary stock exchange approvals, to commence a normal course issuer bid after the expiry of the current bid on December 23, 2004. Under the new bid, we intend to repurchase for cancellation, from time to time over the 12 months from the commencement of the bid, up to an aggregate of 17 million shares.

Issuance

•	Common shares: Pursuant to stock option plans, 3.7 million new common shares were issued for a total consideration of $162 million for the year ended October 31, 2004.

•	Preferred shares: On June 17, 2004 we issued 13.3 million Non-cumulative Class A Series 28 Preferred Shares with a par value of $10.00 each for an aggregate amount of $133 million. Subsequent to year-end, on November 1, 2004, holders elected to convert 11.7 million of these shares, with an accompanying payment of $15.00 per share, into the same number of fully paid Non-cumulative Class A Series 29 Preferred Shares with a par value of $25.00 each. The Series 28 Preferred Shares so converted were cancelled.

•	Subordinated indebtedness: On May 6, 2004, we issued $750 million principal amount of 4.25% subordinated indebtedness due June 1, 2009. On September 14, 2004, we issued $500 million principal amount of 4.50% subordinated indebtedness due October 15, 2009.

Redemptions/maturities

•	Preferred shares: On August 3, 2004, we redeemed all 12 million outstanding Non-cumulative Class A Series 15 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $312 million. On October 29, 2004, we redeemed all 5.5 million outstanding Non-cumulative Class A Series 16 Preferred Shares at a price of US$25.50 per share for an aggregate consideration of US$140 million. On October 29, 2004, we redeemed all 6.5 million outstanding Non-cumulative Class A Series 17 Preferred Shares at a price of $25.50 per share, for an aggregate consideration of $166 million.

•	Subordinated indebtedness: On October 21, 2004, we redeemed our $400 million 6.50% debentures due October 21, 2009. On February 10 and March 10, 2004, the remaining $1 million of our 11.125% debentures and $67 million of our 7.10% debentures, respectively, matured and were repaid.

Dividends

Common and preferred share dividends are declared quarterly at the discretion of the Board. Our common share dividend policy is reviewed periodically and approved by the Board. From the end of 2003, we increased our quarterly common share dividend from $0.41 per share to $0.60 per share. The declaration and payment of dividends is governed by Section 79 of the Bank Act.

Measurement, monitoring and control

Regulatory capital

Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

     The components of our regulatory capital are shown in the table below. Tier 1 capital decreased by $362 million during 2004, reflecting the net effect of common share repurchases, dividends paid, preferred share issuance and redemptions, changes in foreign currency translation adjustments, shares issued pursuant to stock option plans, and capital generated from operations. Tier 2 capital increased by $526 million from 2003, mainly due to the net effect of issuance and redemptions of subordinated indebtedness. Including the effect of prescribed adjustments to regulatory capital, our total regulatory capital decreased by $280 million during 2004.

REGULATORY CAPITAL

$ millions, as at October 31	2004	2003	2002
Tier 1 capital
Common shares	$2,929	$2,950	$2,842
Contributed surplus	59	50	26
Foreign currency translation adjustments	(376)	(180)	42
Retained earnings	7,745	7,601	6,335
Non-cumulative preferred shares	2,826	3,132	2,759
Non-controlling interests in subsidiaries	39	21	111
Goodwill	(1,055)	(1,045)	(1,078)

	12,167	12,529	11,037

Tier 2 capital
Perpetual debentures	428	488	594
Preferred shares — other	—	225 (1)	329 (1)
Other debentures (net of amortization)	3,435	2,621	2,900
General allowance for credit losses(2)	1,015	1,018	1,107

	4,878	4,352	4,930

Total Tier 1 and Tier 2 capital	17,045	16,881	15,967
Securitization-related deductions	(308)	(299)	(174)
Investments in unconsolidated subsidiaries and other substantial investments	(1,852)	(1,417)	(1,497)

Total capital available for regulatory purposes	$14,885	$15,165	$14,296

(1)	Represents the amount of non-cumulative preferred shares in excess of 25% of Tier 1 capital.

(2)	The maximum amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is 0.875% of risk-weighted assets.

Risk-weighted assets

Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to all on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR simulation models approved by OSFI.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     As shown in the table below, our risk-weighted assets were $116.0 billion as at October 31, 2004.

RISK-WEIGHTED ASSETS

	2004	Risk-weighted amounts
$ millions, as at October 31	Amount	2004	2003	2002
On-balance sheet assets
Cash and deposits with banks	$12,203	$1,111	$804	$1,027
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	36,838	176	253	426
Other securities	30,478	2,594	3,611	5,049
Securities borrowed or purchased under resale agreements	18,165	850	957	464
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	3,922	199	292	504
Mortgage loans	77,560	28,430	25,356	22,570
Other loans	56,021	56,534	54,657	60,933
Acceptances	4,778	4,010	4,348	5,557
Other assets	38,799	6,649	8,641	7,832

Total on-balance sheet assets	$278,764	$100,553	$98,919	$104,362

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	$52,971	$3,780	$4,677	$7,601
Guarantees and letters of credit	7,181	3,128	4,456	4,758
Securities lending	33,813	234	190	133
Other	568	541	357	367

	94,533	7,683	9,680	12,859
Derivatives	1,173,317	3,665	5,128	5,476

Total off-balance sheet instruments	$1,267,850	$11,348	$14,808	$18,335

Total risk-weighted assets before adjustments for market risk		$111,901	$113,727	$122,697
Add: market risk for trading activity(1)		4,049	2,613	3,838

Total risk-weighted assets		$115,950	$116,340	$126,535

(1)	Under the BIS 1998 Capital Accord, trading assets are subject to market risk calculations.

Regulatory capital ratios

Regulatory capital ratios are determined by dividing Tier 1 and total regulatory capital by total risk-weighted assets. As at October 31, 2004, our Tier 1 ratio was 10.5% and the total capital ratio was 12.8%. These ratios are well in excess of OSFI’s target Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in A balanced scorecard section (see page 4 of this Annual Accountability Report) were established in accordance with our capital policies. Financial institutions must also meet an assets-to-capital multiple test. Our multiple was 17.9 times, within CIBC’s permitted maximum provided by OSFI.

CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

As at October 31	2004		2003		2002
Tier 1 capital	10.5%		10.8%		8.7%
Total capital	12.8%		13.0%		11.3%
Assets-to-capital multiple	17.9	x	17.6	x	18.3	x

BASEL II CAPITAL ACCORD

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital that enhance risk measurement and sensitivity to on- and off-balance sheet activities. These changes will bring regulatory capital into closer alignment with economic capital, that is, the capital required to support the underlying risk of the asset or activity. Regulatory capital will, for the first time, include a charge for operational risk. In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules will require greater transparency of risk management information intrinsic to underlying risks and capital adequacy. The domestic implementation framework and timetable have been established by OSFI. This timetable requires banks to be in compliance with, and operate under, the new framework from November 1, 2007. In this regard, we are making the appropriate enhancements to risk management and financial information, systems and operations.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Business Environment and Other

ECONOMIC

The North American economic expansion continued in 2004, with both the U.S. and Canada benefiting from the stimulus of historically low interest rates.

     Canada’s economy shook off the negative shocks that impeded 2003 performance. Spurred on by strong resource prices and a healthy U.S. economy, an export-led acceleration in growth was evident through the spring, despite a moderation in economic growth south of the border in the face of higher gasoline prices. Energy-rich provinces in the west generally outpaced central and eastern Canada.

     Aside from energy prices, inflation remained quite tame in both the U.S. and Canada. Nevertheless, central banks on both sides of the border judged interest rates too stimulative for economies that were making progress in absorbing earlier economic slack. Short-term interest rate hikes were led off by the Federal Reserve, with the Bank of Canada adding quarter point hikes of its own in September and October, and talking of more to come.

     Longer-term bond yields moved higher in both the U.S. and Canada by mid-year, but evidence of an energy-induced economic slowdown in the U.S., and a moderation in core inflation, saw longer-dated bond yields retreat in late summer. Mortgage rates remained low by historic standards, boosting our mortgage lending business. Steadily rising housing prices and near record employment rates lifted household incomes and wealth, supporting volumes in our consumer credit businesses.

     Corporate profits grew briskly in North America. In the U.S., strong productivity growth widened margins. Faster growth also lifted Canadian corporate profits, particularly for resource producers, where higher U.S. dollar product prices more than offset a related rise in the Canadian dollar to its strongest levels in over a decade. Healthier income and balance sheets led to a substantial tightening in corporate and high-yield debt spreads. This improved credit market tone and the stronger general business environment helped our corporate lending and merchant banking businesses, and aided in the disposition of our loans held for sale. Agriculture was a notable exception due to the U.S. border closure to Canadian cattle exports.

     Equity markets had anticipated 2004 earnings gains in a healthy 2003 rally. That left the broad U.S. market moving largely sideways through the first three quarters of calendar 2004, with the Toronto Stock Exchange (TSX) faring significantly better, led by its proportionately larger energy sector.

Stock price indices

Mortgage rates and existing home sales(1)

(1)	Source: The Canadian Real Estate Association

Outlook

Both Canada and the U.S. are expected to see reasonably healthy economic growth in 2005, in the 2 3/4 – 3 1/2% range for real GDP. High energy prices in a tight global oil market will serve as a braking force on the U.S. economy. With core consumer price index (CPI) inflation staying near 2%, the economic drag from energy prices could put off more aggressive Federal Reserve interest rate hikes until at least 2006.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     As an energy exporter, Canada will see a smaller but still negative impact from the run-up in crude oil prices. Also, the negative impact on exporters of a strong Canadian dollar, and a levelling off in automotive and building materials markets, will provide additional dampening on growth. As in the U.S., these braking forces and tame core CPI inflation will allow the Bank of Canada to opt for a slower pace to interest rate hikes, with the potential for a pause in rate hikes by early 2005. Even so, consumer lending and mortgage activity will likely grow at a slower pace after brisk, interest rate-driven activity in the past year.

     The absence of year-over-year gains for most resource prices will see a deceleration in corporate earnings growth in Canada and, as is typical for a maturing expansion, corporate earnings growth is also expected to slow in the U.S. This could potentially result in a modest widening in corporate credit spreads. Sustained low unemployment rates in Canada should maintain generally favourable conditions for consumer credit quality and consumer confidence.

Index of consumer confidence(1)

(1)	Source: The Conference Board of Canada, quarterly averages

REGULATORY

We are subject to complex and changing legal and regulatory environments in Canada and other countries. Our principal regulators include the federal, provincial and territorial governments in Canada, as well as the governments of the U.S. and other countries where we conduct business. Our activities are also regulated by securities regulators, such as the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC); stock exchanges, such as the TSX and New York Stock Exchange (NYSE); and various self-regulatory organizations. Important regulatory developments which affected us in 2004 are described below.

Corporate governance

Canadian and U.S. regulators continued to propose and adopt new laws relating to corporate governance, continuous disclosure, and director and officer accountability.

     In Canada, the CSA proposed guidelines on corporate governance standards and implemented rules affecting our public disclosure documents, including our Annual Accountability Report, annual information form and management proxy circular. In addition, many of the provincial securities regulators adopted rules regarding Audit Committee responsibilities and certification of financial reports by the Chief Executive Officer and Chief Financial Officer. These rules and proposals derive from the Sarbanes-Oxley Act (SOX) in the U.S., including the SEC’s implementing rules and the NYSE’s corporate governance standards.

     In the U.S., the Public Company Accounting Oversight Board published new guidelines for the assessment of internal control over financial reporting. These guidelines are the basis for complying with the requirement under SOX for management of a public company to report on the effectiveness of internal control over financial reporting. In this Annual Accountability Report, we have included our management’s report on internal control over financial reporting and an attestation by our external auditors regarding management’s report. We are providing this report and including this attestation voluntarily, one year ahead of our compliance deadline.

     Subsequent to year-end, the NYSE issued amendments to its corporate governance rules. We have included in this Annual Accountability Report a comparison of our corporate governance practices in relation to NYSE’s revised rules.

     We monitor these regulatory developments and continually assess, review and, where appropriate, enhance our compliance processes, corporate governance practices and internal controls to address regulatory developments. For a description of our corporate governance initiatives during 2004, see the Governance section.

Basel II

The Basel Committee on Banking Supervision has provided guidance for changes to bank capital requirements for implementation by regulators in Canada and other jurisdictions. We are working on the implementation of these changes. For additional details, see the Basel II Capital Accord section.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

OTHER

Financial and other instruments

As a leading North American financial institution that offers a broad range of products and services across retail banking, wealth management and investment banking, CIBC originates, manages and trades financial and other instruments on a routine basis to serve client needs while generating earnings through net interest, trading, investment and other fee income.

     Types of financial instruments involved include deposits, securities, loans, financial derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares. Other instruments include commodity contracts. See Notes 3, 4, 5, 10, 12, 13, 22, 23, 24 and 25 to the consolidated financial statements for details on these instruments.

     Financial and other instruments are used for both trading and non-trading activities.

     Trading activities include the purchase and sale of securities, and transacting in foreign exchange and other derivative instruments as a result of facilitating client needs and in the course of taking proprietary trading positions. We take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income by taking advantage of market pricing inefficiencies or by correctly anticipating future changes in these markets.

     Non-trading activities generally include the business of lending, making investments, funding and asset/liability management.

     Lending activities involve the origination of multiple types of loans including personal, business, government, credit card and mortgages for the generation of interest as well as fee income.

     Instruments held for investment comprise debt and equity securities, including investments held in the merchant banking portfolio, originally purchased with the intention of holding to maturity or for a pre-determined period of time, which may be sold in response to changes in investment objectives arising from changing market conditions.

     To provide for funding needs for CIBC, financial instruments, such as deposits, subordinated debt and preferred shares, are taken or issued.

     Securitization of our own financial assets, such as mortgages and credit card receivables, provides us with another source of funding. It may also reduce our risk exposure and provide regulatory capital relief. See Note 6 to the consolidated financial statements for details on securitizations.

     Derivatives, such as interest rate swaps, futures, forward rate agreements and option contracts, are utilized for asset/liability management purposes. These instruments are used for hedging activities or to modify interest rate characteristics of certain on-balance sheet assets and liabilities, and as hedges of firm commitments of anticipated transactions.

     The usage of financial and other instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the Management of risk section for details on how these risks are managed.

     Financial and other instruments are accounted for according to their purposes. Trading securities and trading derivatives are recorded at fair value in the consolidated financial statements. Investment securities are accounted for on a cost or an amortized cost basis, and adjusted to reflect other-than-temporary declines in value, on the consolidated balance sheets. Derivatives in effective hedge relationships are accounted for within the consolidated statements of income in the same manner as the underlying financial instrument whose risk is being hedged. Derivatives that cannot be qualified for hedge accounting but are retained for economic hedging purposes are recorded at fair value in non-interest income. Income and expenses arising from financial and other instruments are generally recorded within interest income, interest expense and/or non-interest income.

     For significant assumptions made in determining the valuation of financial and other instruments, see the Critical accounting policies and estimates section.

Changes in accounting policies

Hedge accounting

On November 1, 2003, we adopted the CICA AcG-13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income.

     Upon the adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying and fair values of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivative instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Equity-linked deposit contracts

On November 1, 2003, we adopted the CICA AcG-17, “Equity-linked Deposit Contracts.” The guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17, the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).

Mortgage commitments

Concurrent with the November 1, 2003 adoption of AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting policy, we carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in accounting policy on consolidated financial statements was not significant.

Generally accepted accounting principles

On November 1, 2003, we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. As a result of the adoption of this section, the following changes in accounting policies were applied prospectively:

•	We began to equity-account for investments held in the merchant banking portfolio, where we have an ability to exert significant influence in the decision making process of the investee. The impact of the change on the consolidated financial statements was not significant.

•	We commenced the treasury stock method of accounting for CIBC share positions held within trading portfolios. As a result, common shares increased by $11 million as at October 31, 2004 and contributed surplus increased by $6 million, during the year.

•	Beginning November 1, 2003, any debt or deposit instruments issued by CIBC that are held within trading portfolios are treated as a reduction of the appropriate debt or deposit obligation. Upon subsequent resale of the instrument, any gains or losses are deferred and amortized over their remaining lives. The impact of the change on the consolidated financial statements was not significant, and

•	Certain payment clearing amounts due from and due to financial institutions previously included in other liabilities are treated separately as cash and deposit liabilities with banks, respectively. The impact of the change on the consolidated balance sheets was not significant.

Future accounting policy changes

Variable interest entities

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     We are considered the primary beneficiary of entities with assets of approximately $2.7 billion. This change in accounting policy is expected to result in an after-tax credit to opening retained earnings of $14 million ($24 million pre-tax). We have determined that we are not the primary beneficiary of Canadian multi-seller conduits that we administer. We are also not considered the primary beneficiary of mutual funds and personal trusts administered by us. We continue to monitor developments that may affect our current interpretation of AcG-15R.

Liabilities and equity

In January 2004, the CICA issued amendments to handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amendments require that contractual obligations which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented as liabilities rather than equity. Dividend payments arising from such financial instruments will be treated as an interest expense within the consolidated statements of income. This change in accounting policy will be applied retroactively, and is effective beginning November 1, 2004.

     The amended standard will require us to classify our preferred shares that are convertible into common shares at the option of the

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

holder as a liability, rather than as equity, within the consolidated balance sheets. Our Class A Preferred Shares Series 19—23, with a carrying value of $1.0 billion will be presented as liabilities, beginning November 1, 2004. Interest expense is expected to increase by $58 million and preferred share dividends is expected to decrease by $58 million, for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

     In February 2004, OSFI confirmed that any preferred shares outstanding as at January 31, 2004, will continue to be eligible as Tier 1 capital for as long as they remain outstanding, thus not affecting CIBC’s capital ratios.

Related-party transactions

In the ordinary course of business, we provide normal banking services to and enter into contractual arrangements and other transactions with affiliated companies on terms similar to those offered to non-related parties. Loans, at varied rates and terms, are made to directors, officers and employees.

     For further details, see Note 21 to the consolidated financial statements.

Outstanding share data

OUTSTANDING SHARE DATA

	Conversion for common shares
	CIBC’s	Shareholders’	Shares outstanding
As of November 25, 2004	conversion date	conversion date	No. of shares		$ millions
Class A Preferred Shares
Series 18	not convertible	not convertible	12,000,000		$300
Series 19	April 30, 2008	April 30, 2013	8,000,000		200
Series 20	October 31, 2005	April 30, 2008	4,000,000		118
Series 21	July 31, 2005	July 31, 2010	8,000,000		200
Series 22	July 31, 2005	July 31, 2010	4,000,000		118
Series 23	October 31, 2007	July 31, 2011	16,000,000		400
Series 24	January 31, 2007	not convertible	16,000,000		400
Series 25	July 31, 2007	not convertible	16,000,000		400
Series 26	April 30, 2008	not convertible	10,000,000		250
Series 27	October 31, 2008	not convertible	12,000,000		300
Series 28	not convertible	February 1, 2005(1)	1,518,773		15
		May 1, 2005(1)
Series 29	May 1, 2010	not convertible	11,731,227		293

Common shares			347,587,122	(2)	$2,973

(1)	Convertible into one Series 29 Preferred Share upon surrender of one Series 28 Preferred Share, exercise of one Series 29 Preferred Share Purchase Warrant and cash payment of $15.00.

(2)	Includes treasury shares outstanding as at October 31, 2004.

Each series of Class A Preferred Shares, except as noted in the table above, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

     On June 17, 2004, we issued 13.3 million Preferred Share Units for a total consideration of $133 million. Each Preferred Share Unit consists of one Non-cumulative Redeemable Class A Series 28 Preferred Share with a par value of $10.00 and one Non-cumulative Redeemable Class A Series 29 Preferred Share Purchase Warrant. The holder of a Series 28 Preferred Share has the right to convert on November 1, 2004, February 1, 2005 or May 1, 2005, such Series 28 Preferred Share into 0.4 of a Non-cumulative Redeemable Class A Series 29 Preferred Share, provided such holder concurrently exercises one Warrant. The concurrent exercise of one Warrant together with a payment of $15.00 per Warrant will entitle the holder to acquire 0.6 of a Series 29 Preferred Share. Consequently, each Preferred Share Unit will entitle the holder to obtain one fully paid and freely tradeable Series 29 Preferred Share with a par value of $25.00. All conversion rights of the holder of a Series 28 Preferred Share and all Warrants that have not been exercised for any reason by May 1, 2005 will terminate.

     Subsequent to year-end, on November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Warrants.